AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 24, 2007

REGISTRATION NO. 333-139982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM SB-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PRO ELITE INC.
(Exact name of small business issuer in its charter)

NEW JERSEY (State or other jurisdiction of incorporation or organization)	7929 (Primary Standard Industrial Classification Code Number)	22-3161866 (I.R.S. employer identification number)

12100 Wilshire Boulevard, Suite 800 Los Angeles, California 90025 (310) 806-9420 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DOUGLAS DELUCA
Chief Executive Officer
12100 Wilshire Boulevard, Suite 800
Los Angeles, California 90025
(310) 806-9420
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

DAVID FICKSMAN, ESQ.
LISA KWON, ESQ.
TROY & GOULD, P.C.
1801 CENTURY PARK EAST. SUITE 1600
LOS ANGELES, CA. 90067
(310) 553-4441

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

PRO ELITE INC.

13,273,999 Shares of Common Stock, $0.0001 Par Value

This prospectus relates to the offer of up to 13,273,999 shares of the common stock of Pro Elite, Inc. by certain selling shareholders. We will not receive any proceeds from the sales of shares by the selling shareholders. The shares may be sold at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices.

Our securities are currently traded on the Pink Sheets, under the symbol “PELE”. However, our securities are not currently eligible for trading on any national securities exchange, the Nasdaq or other over-the-counter markets, including the Over-the-Counter Bulletin Board®.

INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU MAY LOSE YOUR ENTIRE INVESTMENT. CONSIDER CAREFULLY THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE INVESTING.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is _______________, 2007.

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with additional or different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	18
DETERMINATION OF OFFERING PRICE	18
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	19
DIVIDENDS	19
PLAN OF OPERATIONS	21
BUSINESS	23
LEGAL PROCEEDINGS	25
MANAGEMENT	26
EXECUTIVE COMPENSATION	28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	32
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	34
DESCRIPTION OF SECURITIES	34
SHARES ELIGIBLE FOR FUTURE SALE	35
SELLING SHAREHOLDERS	36
PLAN OF DISTRIBUTION	38
LEGAL MATTERS	40
EXPERTS	40
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	40
WHERE YOU CAN FIND ADDITIONAL INFORMATION	40
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

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PROSPECTUS SUMMARY

The following summary highlights material information from this document. Contents from our websites, ProElite.com and EliteXC.com, are not part of this prospectus. You should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under “risk factors,” and our financial statements and the accompanying notes. Unless otherwise indicated, the terms “Company,” “we,” “us,” and “our” refer to Pro Elite, Inc. and its affiliates, including Real Sport, Inc., ProElite.com, and EliteXC Live, after giving effect to the reverse merger discussed below.

Company Overview

Prior to the reverse merger referred to below, we were an inactive company. Upon the reverse merger, we became the holding company for newly formed entities that (a) organize and promote mixed martial arts matches, and (b) create an internet community for martial arts enthusiasts and practitioners. On October 3, 2006, pursuant to a Share Exchange Agreement dated concurrently between us and the shareholders of Real Sport, Inc., we issued 25,000,000 shares of our common stock in exchange for all of the issued and outstanding shares of Real Sport, Inc. As a result of this reverse merger transaction, Real Sport is now our wholly owned subsidiary, though from an historical perspective it was deemed to have been the acquirer in the reverse merger and the survivor of the reorganization. Concurrently with the closing of the reverse merger, we completed a private placement of our securities with gross proceeds of $10,000,000.

Real Sport is the holding company of ProElite.com (formerly EliteXC.com and I-Fight, Inc.) and EliteXC Live (formerly MMA Live, Inc. and Jungle Fight, Inc.), each of which were formed on August 10, 2006 and September 13, 2006, respectively, to capitalize on the popularity and growth of mixed martial arts while taking advantage of the internet to reach fans and practitioners of a sport that has seen substantial growth over the last several years. Since inception, we have not generated any revenues. Our net loss from inception through December 31, 2006 was $4,249,855. At December 31, 2006 working capital amounted to $7,165,956 and our accumulated deficit was $4,249,855.

Mixed Martial Arts, commonly referred to as MMA, is a sport growing in popularity around the world. In MMA matches, athletes use a combination of a variety of fighting styles, including boxing, judo, jiu jitsu, karate, kickboxing, muy thai, tae kwon do, and wrestling. Typically, MMA sporting events are promoted either as championship matches or as vehicles for well-known individual athletes. Professional MMA competition conduct is regulated primarily by rules implemented by state athletic commissions and is currently permitted in 21 states. Athletes win individual matches by knockout, technical knockout (referee or doctor stoppage), submission, or judges’ decision. Scoring for a judge’s decision is conducted by a panel of three judges provided by the relevant state athletic commission, using a ten-point system similar to the scoring system used in boxing. Referees attending matches are also provided by the relevant state athletic commission and are qualified to referee at a MMA competition. During fights, which typically consist of three four-minute rounds, referees strictly enforce the rules of conduct implemented by the relevant state’s athletic commission and required by the organization promoting the event.

Historically, MMA events were broadcast in the United States only through pay-per-view arrangements. MMA events were broadcast for the first time on free cable television in 2004. Spike TV, a cable television broadcaster, recently issued a press release stating that it is currently broadcasting the fourth season of a popular reality television program, “The Ultimate Fighter,” based on MMA training and competitions, which attracts roughly two million viewers per week. In addition, competing MMA promoters have continued to grow the pay-per-view audience for their MMA events as well as their presence on broadcast and basic cable television. According to a recent article from MMA Weekly, MMA’s biggest live event in the United States in 2006, UFC 66, generated more than twice the revenue generated by Pro Wrestling’s biggest event for 2006 in the United States, WWE Wrestle Mania.

The talent pool for MMA athletes is growing rapidly as there is an estimated tens of thousands of martial arts focused training schools in the United States. It is estimated that there are millions of martial arts practitioners, including high school and college wrestling participants, in the United States alone. In addition, MMA is a global sport with many foreign athletes competing in U.S. based events, and many U.S. athletes competing in international organizations, including Pride Fighting and K-1 (kickboxing) of Japan. MMA athletes typically begin their careers after successfully competing in wrestling, martial arts, kickboxing, or other related sports.

We plan on reaching MMA participants through the efficient networking available over the internet, using both our ProElite.com and EliteXC.com websites, while developing and/or acquiring online products for both fans and fighters. The ProElite.com website features live events, sells our products, and serves as a social networking website for MMA fans and fighters. The EliteXC.com website features only our events. We expect to produce and promote live events featuring some of the top fighters in MMA while creating an MMA grassroots internet community on our website ProElite.com. During the first year (2007) we plan to stage four live events on the SHOWTIME channel and two pay-per-view events. In subsequent years we plan to produce 12 to 16 live events per year. We also plan on building an extensive library of content relating to MMA which may attract additional fans to our website, ProElite.com and may generate future revenues. We expect that the content will include our live events and content provided by fan, fighters and other users of our ProElite.com website.

We currently have over 10,000 users registered on our ProElite.com website, including 330 martial arts organizations and schools.

Our first live event was held on February 10, 2007 at the Desoto Civic Center in Southaven, Mississippi, and was aired on the SHOWTIME channel, pursuant to the Exclusive Distribution Agreement described below. The event featured former Ultimate Fighting Championship middleweight champion Frank Shamrock and Renzo Gracie as well as the first nationally televised women’s MMA match, between Gina Carano and Julie Kedzie. We will co-promote a live event scheduled for June 2, 2007 at the Los Angeles Memorial Coliseum, with FEG USA, INC. This June event will feature popular MMA fighters, including Hong Man Choi, Royce Gracie and Johnnie Morton.

Lifelogger

Effective November 30, 2006, Real Sport acquired the tangible and intellectual property assets of Lifelogger LLC, a Delaware limited liability company, for shares of Real Sport which have been exchanged in the Reverse Merger for 4,000,000 shares of our common stock, 1,000,000 of which were held in escrow until January 29, 2007 to confirm the representations and warranties from the seller. The intellectual property acquired was a set of advanced social networking, online depository, and personalized content tools that we anticipate will provide much of the backbone for our online community. Its current functionality includes user generated customized sites, storage of audio, video and messages, customer sign-up and tracking, blogging, web-links, and social networking. We expect to generate license fees from the intellectual property we acquired from Lifelogger LLC.

Rumble World Entertainment

We have entered into a licensing agreement with Rumble World Entertainment, Inc. and Rumble World Entertainment, LLC as of November 28, 2006, pursuant to which they granted to us the exclusive rights to its trademarks for a period of three years. We intend to use the property licensed under the agreement to produce events in martial arts and combat sports, including mixed martial arts. In exchange for the right to use Rumble World’s intellectual property, we issued to Rumble World a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $2.00 per share, which vests over a term of three years in three equal installments. As part of our agreement, we will enter into a services agreement with Jay Dee Penn, the founder of Rumble World, and another Rumble World employee for their exclusive services in the area of mixed martial arts. Mr. Penn’s services agreement is for a three-year term and the other services agreement is on an at-will basis. During the term, Mr. Penn is entitled to attend our scheduled board meetings as a silent and non-voting attendee.

The parties will split the proceeds of all events marketed under the brands Rumble World, RWE and/or Rumble World Entertainment, less the costs that we incur in connection with the Rumble World events, including distribution fees of up to 30% of the total proceeds and management fees of 15% from the gross receipts of the event (less the distribution fees). Any excess of expenses or fees over revenues for a Rumble World event will be carried over to the next such event.

At the end of the three-year term, we have the option to purchase all outstanding membership interests of Rumble World for an amount to be determined, provided that the amount be no less than $7 million. This amount will be equal to: (a) four times Rumble World’s share of the EBIDTA for the events produced by Pro Elite that utilize Rumble World’s intellectual property, for the twelve months preceding the anniversary, or (b) upon Rumble World’s election, the average EBITDA of the three years during the term. This purchase price will be payable in cash, our common stock, or a combination of both.

Showtime

We have entered into an Exclusive Distribution Agreement with Showtime Networks Inc., pursuant to which Showtime Networks has licensed the exclusive television rights in the United States to all mixed martial arts events produced by us for a term that commenced on November 8, 2006 and continues until December 31, 2009, unless the term is extended as set forth in the agreement.  The agreement contemplates both regular airings on the SHOWTIME channel as well as Pay-Per-View specials. In addition, Showtime Networks has certain rights to distribute the television rights in the events in international territories and has the right to participate in home video and other revenue streams derived from the events. All rights not granted to Showtime Networks are reserved to us.

For 2007, we are solely responsible for all costs and expenses associated with television production, and will not receive any license fees. License fees from Showtime Networks in 2008 and 2009 will be split between us and Showtime Networks. For each event featured on pay-per-view, we will receive the proceeds received by Showtime Networks, less the distribution fee and advances made by Showtime Networks on our behalf for marketing, public relations and television production for the pay-per-view event. We may offer the pay-per-view event on our website at least 45 days from the date of such event. Any revenues derived from the sale of our merchandise by Showtime Networks, or through Showtime Networks’ website or telecasts will be split 70% to us and 30% to Showtime Networks.

In connection with the Exclusive Distribution Agreement, we have also sold in a private placement shares of common stock and warrants to Showtime Networks. See Private Placements below for further discussion.

Shamrock

We have entered into an Unarmed Combatant Promotional Agreement with Frank Shamrock, Inc., dated as of December 1, 2006 for the services of Frank Juarez “Shamrock”, pursuant to which Mr. Juarez or Shamrock granted us the exclusive right to promote Shamrock as a fighter in mixed martial arts, martial arts and unarmed combatant contests. In connection with the Unarmed Combatant Promotional Agreement, we have entered into a personal services Agreement with an affiliate of Shamrock. We issued 320,000 shares of our common stock to Shamrock’s affiliate, MMA Live Entertainment, Inc., in exchange for his services as our spokesman and consultant and appearances at various Pro Elite events. Shamrock has a page on our website, ProElite.com, which will include blog entries, live chats, on-camera interviews before and after events. Shamrock is also featured on our other website, EliteXC.com.

Private Placements

We have filed this registration statement in connection with the securities sold in a private placement on October 3, 2006. We sold an aggregate of 3,333,333 units, each unit consisting of three shares of common stock and a three-year warrant to purchase one share of common stock at a per share exercise price of $2.00, to accredited investors at a per unit price of $3.00, resulting in aggregate gross proceeds of $10,000,000. We paid to Hunter World Markets, Inc. as placement agent, a commission of 10% on the gross proceeds of the private placement and issued five year warrants to purchase common stock equal to 30% of the number of shares included in the units sold in the private placement offering, exercisable at $2.00 per share. For a period of two years, ending on October 3, 2008, the Company will appoint a designee of Hunter World to our Board of Directors at Hunter World’s request. Hunter World has the right to replace such director and appoint a substitute director.

On January 5, 2007, pursuant to a Securities Purchase Agreement we entered into with Showtime Networks Inc., we issued an aggregate of 1,666,667 units, at a per unit price of $3.00, each unit consisting of three shares of common stock and a three-year warrant to purchase one share of common stock at a per share exercise price of $2.00 to Showtime Networks. Additionally, we issued a seven-year warrant to purchase 2.5 million shares of our common stock to Showtime Networks at a per share exercise price of $2.00, in consideration of the funding provided to us. These warrants were exercisable as of the date of grant, January 5, 2007. We also issued a five-year warrant to purchase 2.5 million shares of our common stock to Showtime Networks at a per share exercise price of $2.00, in connection with our Exclusive Distribution Agreement with Showtime Networks, as described in further detail above. These warrants are exercisable upon the earlier of November 8, 2009 or the breach, if any, by us of the Exclusive Distribution Agreement. Pursuant to the investor rights agreement entered into with Showtime Networks in connection with the sale of our securities, we have granted Showtime Networks the right to appoint one member to our Board of Directors, and Santa Monica Capital Partners II, LLC, our largest shareholder, Gary Shaw, President of EliteXC Live and our director, and Douglas DeLuca, our Chief Executive Officer and director, have agreed to vote or cause to be voted all shares owned by it or him or over which it or he has voting control in whatever manner as necessary to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, Showtime Networks’ designee(s) will be elected to the Board of Directors.

FEG USA, Inc.

We entered into a preliminary letter of intent with FEG USA, Inc. as of March 2, 2007, pursuant to which we agreed to co-produce a live event, scheduled for June 2, 2007 at the Los Angeles Coliseum for a fee of $1,000,000, which will be aired on the SHOWTIME channel and pay-per-view. In addition to airing on Showtime, we have agreed to use our best efforts to secure promotional time slots on other television networks in accordance with instructions we receive from FEG. We have also agreed to advertise the event on our ProElite.com website, and assist FEG with marketing and promotional services, ticket sales and advertising sponsorship. We will supply four to five of our EliteXC fighters and supply office space for the event production staff. In addition to the $1,000,000 fee, we will be entitled to a share of the gate revenues and the pay per view revenues.

Reverse Split

The Company effected a 1 for 500 reverse split on October 27, 2006. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company’s common stock and shares issuable upon the exercise of any warrants is based on the reverse split.

The Offering

Securities Offered by investors in the private placement	Up to 9,999,999 shares of our common stock that are currently outstanding.

Securities offered by Hunter World Markets, Inc., CIC Global Ltd., Hunter M. Ficeto and Natalia C. Ficeto	Up to 3,274,000 shares of our common stock that are currently outstanding.

Shares Outstanding	42,820,000 shares of common stock.

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholders in this offering.

Risk Factors	An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.

Summary Financial Data

The following table summarizes the relevant financial data as of December 31, 2006 for our business and should be read with our financial statements and the related notes that are included in this prospectus.

Consolidated Balance Sheet

Total current assets	$7,806,902
Total assets	$8,484,718
Total current liabilities	$854,855
Total liabilities	$854,855
Total stockholders’ equity	$7,629,863

Consolidated Statement of Operations

Total operating expenses	$3,944,588
Net loss	$4,249,855
Basic and diluted net loss per share	($0.13)

Executive Offices

Our executive offices are located at 12100 Wilshire Boulevard, Suite 800, Los Angeles, California 90025. Our telephone number is (310) 806-9420.

RISK FACTORS

Please consider the following risk factors together with the other information presented in this prospectus, including the financial statements and the notes thereto, before investing in our common stock. The trading price of common stock could decline due to any of the following risks, and you might lose all or part of your investment.

Any investment in our common stock involves a high degree of risk. The following risk factors relating to us should be carefully considered.

RISKS RELATED TO OUR BUSINESS

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are a development stage company with no operating results to date. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives. We have no present revenues.

The absence of any operating history for us makes forecasting our revenues and expenses difficult, and we may be unable to adjust our spending in a timely manner to compensate for unexpected revenue shortfalls.

As a result of the absence of any operating history for us, it is difficult to accurately forecast our future revenues.  In addition, we have limited meaningful historical financial data upon which to base planned operating expenses.  Current and future expense levels are based on our operating plans and estimates of future revenues.  Revenues and operating results are difficult to forecast because they generally depend on our ability to promote events and the growth in popularity of our franchise.  As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would result in further substantial losses.  We may also be unable to expand our operations in a timely manner to adequately meet demand to the extent it exceeds expectations.

We may be unable to compete successfully with our competitors.

We face competition from existing international organizations such as the Ultimate Fighting Championship and Pride Fighting. Ultimate Fighting Championship, or UFC, is owned by Zuffa, LLC, a widely known MMA promoter in the United States.  UFC produces MMA events for cable television through its agreement with SpikeTV and for pay-per-view audiences.  Other U.S. based MMA competitors include Strikeforce and International Fight League.  Most promoters operate on an event-by-event basis and rely on the presence of a few well-known athletes to promote their events and, other than the UFC, have not been available on free television. Pride Fighting is a Japan-based organization that draws significant live event and television audiences.  Pride, owned by Japanese parent company Dream Stage Entertainment, hosted its first event in Tokyo in 1997.  Pride organized its first U.S.-based event in October 2006 and has plans to hold additional U.S. events in the future.  Pride recently lost its free television distribution deal with Fuji TV and is now only available via pay-per-view.  Pride draws upon a global talent pool for its events with many fighters coming from the United States, Brazil and Europe.  In addition to these larger organizations that enjoy global followings, we will compete with local market based organizations.

For our live and television audiences, we face competition from other professional and college sports as well as from other forms of live, filmed and televised entertainment and other leisure activities.  We compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise for the sale of our branded merchandise, including hats, t-shirts, sweatshirts, fight apparel, gloves, jackets and other similar items.

Many of our competitors have greater technical and financial resources than we do. Some of these competitors have also been in operation for a period of time and have accumulated an installed base of fans. If we are unable to distinguish our mixed martial arts events and products from competing events, or if competing products reach the market first, we may be unable to compete successfully with current or future competitors. This would cause our revenues to decline and affect our ability to achieve profitability.

The internet side of our business, ProElite.com, may have difficulty gathering market momentum.

A significant part of our business depends on our ability to attract a customer base to drive revenues on the internet side, as described below in our Description of Business - Revenue Model. There is no guarantee that we will be able to create a compelling product which will attract a significant customer base.

The internet side of our business could take significant capital and time to develop.

To develop the internet side of our business will take significant capital outlays. If we are not initially successful in gathering an installed customer base we may either have to spend additional money or raise additional capital to fund the added expenditures. Additionally, it could take extra time to develop the internet model which could affect the timing of our projected revenue stream.

The establishment of relationships with advertisers is necessary for us to achieve significant revenues.

Our revenue model includes significant advertising dollars. If we are unable to forge sufficient relationships with key advertisers, we might not be able to achieve the revenues that we are projecting.

Our success depends on fan interest, so our business could fail if there is not a continued interest in our sport.

Mixed martial arts is a relatively new sport, so its continued popularity cannot be assumed, like baseball, basketball, football, golf, or boxing. As public tastes change frequently, interest in MMA may decline in the future. Such decline would threaten our ability to generate revenue and earn profits.

The success of our live events depends upon our ability to recruit and develop relationships with key fighters.

The success of our live events depends upon the ability of our production and management team to find, attract, and schedule fighters that are appealing to the paying public. The fighter’s audience appeal is critical to maintaining interest in our events. There is no guarantee that we can sign, attract and retain popular fighters.

We may be subject to claims that fighters we sign up do not have the right to participate in our events.

Fighters we sign up may be subject to prior contractual commitments which prevent them from participating in all or certain of our events. This will negatively impact our live events if we are unable to resolve such conflicts prior to the live event or are unable to find an equally popular fighter of equal or substantially similar ability to replace the original fighter whose contractual commitment prevents him from participating in our event.

Our failure to develop creative and entertaining programs and events would likely have a significant impact on our bottom line.

The creation, marketing and distribution of our live entertainment, including our pay-per-view events, are at the core of our business and are critical to our ability to generate revenues across our media platforms and product outlets. Our failure to create popular and compelling live events would adversely affect our operating results.

There could be unexpected costs associated with our live events.

We may incur unexpected costs associated with promoting large-scale events. These costs could be related to, among other factors, production, distribution, or marketing overruns. These unexpected costs could significantly affect our profits.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers’ disposable income and the level of advertising spending. The demand for entertainment and leisure activities tends to be highly sensitive to the level of consumers’ disposable income. A decline in general economic conditions could reduce the level of discretionary income that our fans and potential fans have to spend on our live and televised entertainment and consumer products, which could adversely affect our revenues.

We face uncertainties associated with international markets.

We expect to produce events outside of the United States. Our production of live events overseas will subject us to the risks involved in foreign travel, local regulations, including regulations requiring us to obtain visas for our fighters, and political instability inherent in varying degrees in those markets. In addition, the licensing of our television and consumer products in international markets exposes us to some degree of currency risk. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets.

We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

In various states in the United States and some foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers and/or permits for events in order for us to promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events over an extended period of time or in a number of jurisdictions could lead to a decline in the various revenue streams generated from our live events, which could adversely affect our operating results.

Liability claims in excess of our planned insurance coverage could adversely affect our business, financial condition and results of operations.

The nature of our live actions events could expose us to significant liability claims. These claims might be made directly by participants, attendees or our customers. A liability claim or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could result in substantial costs to us, divert management attention from our operations and generate adverse publicity. This could harm our reputation, result in a decline in revenues and increase expenses.

Our products could give rise to claims that our technology infringes on the rights of others.

We are potentially subject to claims and litigation from third parties claiming that our products or processes infringe their patent or other proprietary rights. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture, use or sell the affected product or process. Litigation, which could result in substantial costs to us, may also be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of the patents or proprietary rights of others. Any intellectual property litigation would be costly and could divert the efforts and attention of our management and technical personnel, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not prevent us from selling our products or materially and adversely affect our business, financial condition and results of operations. If any such claims are asserted against us, we may seek to enter into a royalty or licensing arrangement. We cannot assure you that a license will be available on commercially reasonable terms, or at all.

We may be subject to claims of trademark infringement, which may harm our business.

We may be subject to legal proceedings alleging claims of trademark infringement in the future. If we must rebrand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business.

Additionally, we cannot guarantee that our trademarks will be completely protected. This could cause harm to our brand and ultimately, to us. We could also spend additional time and resources fighting other entities that might infringe upon our trademarks.

We may be unable to scale our operations successfully.

Our plan is to grow rapidly. Our growth will place significant demands on our management and technology development, as well as our financial, administrative and other resources. We cannot guarantee that any of the systems, procedures and controls we put in place will be adequate to support the commercialization of our operations. Our operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our financial, administrative and other resources. If we are unable to respond to and manage changing business conditions, or the scale of our products, services and operations, then the quality of our services, our ability to retain key personnel and our business could be harmed.

We depend on certain key executive personnel and other key managerial personnel for our success, the loss of whom could adversely affect our business, financial condition and results of operations.

Our success depends on the continued availability and contributions of members of our senior management teams and other key personnel. The loss of services of any of these persons could delay or reduce our product development commercialization efforts, event management, and promotions and advertising efforts. Furthermore, recruiting and retaining qualified personnel will be critical to our success. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could significantly weaken our management, harm our ability to compete effectively and harm our business.

RSI’s management organized ProElite.com and EliteXC Live only recently, making an assessment of management’s future performance relatively difficult to assess.

Our management organized ProElite.com and EliteXC Live in August 2006 and September 2006, respectively, so there is only a very limited track record upon which investors can assess management’s effectiveness. Consequently, investors are likely to have greater difficulty in accurately predicting whether an investment in the Company will be profitable.

Our limited operating history makes us highly reliant on management.

We lack the goodwill of an established business and therefore rely on individual members of current management to create business strategies and relationships, attract sponsors, and develop tournament formats and operating procedures necessary for us to survive and prosper. The departure of one or more of our executives could impair our operations. If we are unable to find suitable replacements for departed management, we might incur losses that impair investors’ investments in the Company.

We may be unable to compete with larger or more established sports leagues for corporate advertising budgets.

We face a large and growing number of competitors in the sports and entertainment industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to obtain corporate advertising. We cannot be sure that we will be able to compete successfully with existing or new competitors.

There are only a few major broadcast and cable networks that can distribute our programming to a sufficiently large audience, so we have only very limited alternatives if one or more of our television distributors performs unsatisfactorily, insists on unfavorable contract terms, or elects not to carry our programming.

We require widespread distribution of our programming to interest sponsors and other advertisers. We have entered into an exclusive distribution agreement to air our programs on Showtime, one of only several major cable networks and four major broadcast networks that include sports programming and provide sufficient market reach. Our choices are limited, and our future ability to continue to enter into distribution agreements with major broadcast and/or cable networks cannot be assured. If we are unable to continue to make such suitable distribution arrangements, we may incur losses that impair investors’ investments in the Company.

Difficulty in retaining current fighters or recruiting future fighters could impair our prospects.

The number of professional mixed martial arts fighters is small in relation to other professional sports, as is the number of first-rate, non-pro fighters who might fight professionally in the future. Our prospects could decline and investors’ investments in the Company be impaired, if our fighters are recruited by competitors or decide to pursue other occupations.

The markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence.

For our live and television audiences, we face competition from professional and college sports, as well as from other forms of live and televised entertainment and other leisure activities in a rapidly changing and increasingly fragmented marketplace.  Many of the companies with which we compete have greater financial resources than are currently available to us.  Our failure to compete effectively could result in a significant loss of viewers, venues, distribution channels or athletes and fewer advertising dollars spent on our form of sporting events, any of which could adversely affect our operating results.

If we are unable to hire additional needed personnel, our growth prospects will be limited, or our operations may be impaired.

Our business requires uniquely trained and experienced professionals, and our success depends in large part upon our ability to attract, develop, motivate, and retain highly skilled personnel. Qualified employees will be a limited resource for the foreseeable future. As a new company with little history, we may have particular difficulty hiring qualified personnel. If we are unable to retain necessary personnel, our business will probably suffer, and investors may incur losses on their investment in the Company.

Our insurance may not be adequate to cover liabilities resulting from accidents or injuries that occur during our physically demanding events.

We plan to hold numerous live events each year.  This schedule exposes our athletes who are involved in the production of those events to the risk of travel and event-related accidents, the consequences of which may not be fully covered by insurance.  The physical nature of our events exposes athletes and coaches to the risk of serious injury or death.  Although we plan to provide the necessary and required health, disability and life insurance for our athletes on an event-by-event basis, this coverage may not be sufficient to cover all injuries they may sustain.  Liability extending to us resulting from any death or serious injury sustained by one of the athletes during an event, to the extent not covered by our insurance, could adversely affect our operating results.

Changes in the regulatory atmosphere and related private-sector initiatives could adversely affect our business.

Although the production and distribution of television programming by independent producers is not directly regulated by the federal or state governments in the United States, the marketplace for television programming in the United States is affected significantly by government regulations applicable to, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels.  We plan to voluntarily designate the suitability of each of our television programs for audiences using standard industry practices.  A number of governmental and private sector initiatives relating to the content of media programming in recent years have been announced in response to recent events unrelated to us or mixed martial arts.  Changes in governmental policy and private sector perceptions could further restrict our program content and adversely affect our viewership levels and operating results, as well as the willingness of broadcasters to distribute our programming.

Because we expect to depend upon our intellectual property rights, our inability to protect those rights or prevent their infringement by others could adversely affect our business.

We anticipate that intellectual property will be material to all aspects of our operations, and we may expend substantial cost and effort in an attempt to maintain and protect our intellectual property.  We plan to have a portfolio of registered trademarks and service marks and maintain a catalog of copyrighted works, including copyrights to television programming and photographs.  Our inability to protect this portfolio of trademarks, service marks, copyrighted material, trade names and other intellectual property rights from piracy, counterfeiting or other unauthorized use could negatively affect our business.

We face a variety of risks as we expand into new and complementary businesses.

We are a new company and are rapidly entering into new and complementary businesses.  Risks of expansion may include:

•	potential diversion of management’s attention and other resources, including available cash, from our existing business;

•	unanticipated liabilities or contingencies;

•	reduced earnings due to increased depreciation and other costs;

•	failure to retain and recruit MMA athletes;

•	failure to maintain agreements for distribution;

•	inability to protect intellectual property rights;

•	competition from other companies with experience in such businesses; and

•	possible additional regulatory requirements and compliance costs.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers’ disposable income, the level of advertising spending and sponsorships.  The demand for entertainment and leisure activities tends to be highly sensitive to the level of consumers’ disposable income.  A decline in general economic conditions could reduce the level of discretionary income that our fans and potential fans have to spend on our live and televised entertainment and consumer products, which could adversely affect our revenues.

We might encounter difficulty integrating assets that we acquire.

We have acquired the tangible and intellectual property assets of Lifelogger LLC, and plan to acquire additional assets that we feel will help us achieve our goals. As of the date of this Prospectus, the Company is still searching for strategic alliances and combinations that offer complimentary websites. These acquisitions may become difficult to integrate into our Company, and may impede our growth and future plans.

RISKS RELATED TO CAPITAL STRUCTURE

Our revenues from operations may not be sufficient to meet our capital needs. Accordingly, we may need to raise additional funds, which may not be available to us on favorable terms, if at all, thereby potentially disrupting the growth of our business and ability to generate revenues.

As of December 31, 2006 the Company has generated no revenues from operations. While we have scheduled live MMA events as part of our plan of operations, there can be no guarantee that these events will produce profits. Accordingly, after several events it may be necessary to raise additional capital to continue operations. While funds may be available to the Company, we may experience significant dilution if a transaction is completed. Therefore, we may not accept terms as presented thus resulting in a discontinuation of operations.

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other shareholders wanted it to occur.

As of April 23, 2007, our executive officers, directors, and principal shareholders who hold 5% or more of our outstanding common stock beneficially owned, in the aggregate, approximately 38.9% of our outstanding common stock.  These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  This could delay or prevent an outside party from acquiring or merging with us even if our other shareholders wanted it to occur.

In the event that we raise additional capital through the issuance of equity securities, or securities exercisable for or convertible into our equity securities, our shareholders could experience substantial dilution.

If we raise additional capital by issuing equity securities or convertible debt securities, our existing shareholders may incur substantial dilution.  Further, any shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general.  Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the MMA and entertainment industries, announcements made by our competitors or sales of our common stock.  These factors may materially adversely affect the market price of our common stock, regardless of our performance.

In addition, the public stock markets have experienced extreme price and trading volume volatility.  This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There is no assurance of an established public trading market, and the failure to establish one would adversely affect the ability of our investors to sell their securities in the public market.

At present, there is no active trading market for the Company’s securities, and there can be no assurance that a trading market will develop. Our common stock is not registered under the Exchange Act so that there is currently no publicly available information on the Company. Our common stock, however, is traded on the Pink Sheets. Upon having our common stock registered under the Exchange Act, we intend to seek approval for trading on the OTC Bulletin Board. No assurance can be given that such approval will be obtained or the timing thereof. Even if such listing is obtained, the NASD has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD’s automated quotation system (the “NASDAQ Stock Market”). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

Factors which may adversely affect market prices of the Company’s common stock.

Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to a future offering or acquisition;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the mixed martial arts industry generally; and

•	general economic and other national conditions.

Shares eligible for future sale may adversely affect the market price of our common stock.

The former shareholders of RSI who received shares of our common stock in the Reverse Merger will be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), commencing one year after the Reverse Merger, subject to certain limitations. In general, pursuant to Rule 144, a shareholder (or shareholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale if the shares are listed on a national exchange or on NASDAQ. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate that has satisfied a two-year holding period. Additionally, the Registration Statement will cover the resale of shares issued in the private placement Offering. Any substantial resale, and the possibility of substantial resales, of the common stock issued in this Offering or under Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

Our common stock is considered a “penny stock” and may be difficult to sell.

Our common stock is considered to be a “penny stock” since it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) it is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Additionally, Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Provisions in our certificate of incorporation and bylaws and under New Jersey law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the shareholders of our company may deem advantageous.  These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	allow shareholders to request that we call a special meeting of our shareholders only if the requesting shareholders hold of record at least a majority of the outstanding shares of common stock;

•	provide that the board of directors is expressly authorized to make, alter, amend or repeal our bylaws; and

•	provide that business to be conducted at any special meeting of shareholders be limited to matters relating to the purposes stated in the applicable notice of meeting.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting, and attestation of our assessment by our independent registered public accountants. On September 22, 2005, the SEC extended the compliance dates for non-accelerated filers, as defined by the SEC, by one year. Accordingly, we believe that this requirement will first apply to our annual report for fiscal 2008. The SEC has recently proposed new rules on compliance with Section 404. In any event, the standards that must be met for management to assess the internal controls over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal controls over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

We do not foresee paying cash dividends in the foreseeable future.

We have not paid cash dividends on our stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. For example, statements regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “potential(ly),” “continue,” “forecast,” “predict,” “plan,” “may,” “will,” “could,” “would,” “should,” “expect” or the negative of such terms or other comparable terminology. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. However, these forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results or experience may differ materially from those expected or anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory policies, competition from other similar businesses, and market and general policies, competition from other similar businesses, and market and general economic factors. This discussion should be read in conjunction with the condensed consolidated financial statements and notes thereto included in this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy, and liquidity. All subsequent forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus, which would cause actual results to differ before making an investment decision. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Our stock is trading on the Pink Sheets (PELE). As of April 23, 2007 the price of our common stock was $3.25, which will likely fluctuate in the future. There is minimal trading of our stock. The stock market in general has experienced extreme stock price fluctuations in the past few years. Our trading market is highly illiquid. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this Prospectus under “Risks Related to Capital Structure” and the following could have a significant adverse impact on the market price of our common stock:

•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	Our financial position and results of operations;

•	U.S. and foreign governmental regulatory actions;

•	The development of litigation against us;

•	Period-to-period fluctuations in our operating results;

•	Changes in estimates of our performance by any securities analysts;

•	Possible regulatory requirements on our business;

•	The issuance of new equity securities pursuant to a future offering;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Variations in quarterly operating results;

•	Change in financial estimates by securities analysts;

•	The depth and liquidity of the market for our common stock;

•	Investor perceptions of us; and

•	General economic and other national conditions.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

At present, there is no active trading market for the Company’s securities, and there can be no assurance that a trading market will develop. Our common stock is not registered under the Exchange Act so that there is currently no publicly available information on the Company. Our common stock, however, is traded on the Pink Sheets. Upon having our common stock registered under the Exchange Act, we intend to seek approval for trading on the OTC Bulletin Board. No assurance can be given that such approval will be obtained or the timing thereof. Even if such listing is obtained, the NASD has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD’s automated quotation system (the “NASDAQ Stock Market”). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

Holders

As of April 23, 2007, we have 42,820,000 shares of our common stock issued and outstanding. As of April 23, 2007, our shares of common stock are held by approximately 60 shareholders of record. This does not include an indeterminate number of beneficial owners of securities whose shares are held in the names of various dealers and clearing agencies.

DIVIDENDS

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

OPERATIONS

Reverse Merger

On October 3, 2006, Real Sport, Inc., a privately-held California corporation, completed a reverse merger transaction with our company, a public “shell” company, whereby Real Sport became our wholly-owned subsidiary. For financial reporting purposes, Real Sport was considered the accounting acquirer in the merger and the merger was accounted for as a reverse merger. Accordingly, the historical financial statements presented herein are those of Real Sport and do not include our historical financial results. All costs associated with the reverse merger transaction were expensed as incurred.

History

Our company was incorporated in 1992 in New Jersey. We marketed and distributed premium “branded apparel” such as shirts, hats and sweaters, with a sports or corporate logo, name or slogan applied by means of embroidering to the apparel. We ceased operations in early 2004 and have been inactive until the reverse merger.

Business

Real Sport was incorporated in California on September 19, 2006 to capitalize on the popularity and growth of mixed martial arts while taking advantage of the internet to capture fans and practitioners of the sport that has seen tremendous growth over the last several years. We believe that the mixed martial arts industry is fragmented at the upper echelon level with minimal organized activity for the large numbers of mixed martial arts participants at the grassroots level. We plan to reach mixed martial arts participants through the efficient networking available over the internet while developing and/or acquiring online products for both fans and fighters. We also plan to produce and promote live events featuring the top fighters in mixed martial arts to create an MMA grassroots internet community. Our first live event was on February 10, 2007, at the Desoto Civic Center in Southampton, Mississippi, and was aired on the SHOWTIME channel, pursuant to the Exclusive Distribution Agreement with Showtime Networks, as described below in Business-Showtime. Our event featured former Ultimate Fighting Championship middleweight champion Frank Shamrock and Renzo Gracie as well as the first nationally televised women’s MMA match, between Gina Carano and Julie Kedzie. Of the ten fights from our event, five fights were streamed live onto our website, ProElite.com, and the other five were aired on the SHOWTIME channel. We will co-produce a live event scheduled for June 2, 2007 at the Los Angeles Memorial Coliseum, with FEG USA, INC. This June event will feature popular MMA fighters, including Hong Man Choi, Royce Gracie and Johnnie Morton.

Critical Accounting Policies and Estimates

We prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in or to be used in the preparation of our consolidated financial statements.

Share-Based Payment

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their grant date fair values. We use a Black Scholes model to establish the value of options and warrants granted. We adopted SFAS 123(R) effective August 10, 2006.

Revenues

We will recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; the product has been delivered or the services rendered; the price is fixed or determinable; and collection is probable.

The Company will have two revenue models. One part of the Company will encompass the producing, marketing, and distributing of live MMA events. We currently plan to hold a minimum of six live events in 2007, four of these will be broadcast on the SHOWTIME channel and two will be broadcast via Pay-Per-View, nine live events in 2008, and twelve live events in 2009. The first event was held on February 10, 2007 at the Desoto Civic Center in Southampton, Mississippi, and was broadcast on the SHOWTIME channel. Our event featured former Ultimate Fighting Championship middleweight champion Frank Shamrock and Renzo Gracie as well as the first nationally televised women’s MMA match, between Gina Carano and Julie Kedzie. Of the ten fights from our event, five fights were streamed live onto our website, ProElite.com, and the other five were aired on the SHOWTIME channel. We expect to derive revenues from a variety of sources including live gate, pay per view, licensing, internet downloads, television, sponsorships, advertising, sale of merchandise consisting of hats, t-shirts, boxing gear, sweat gear, and concessions.

PLAN OF OPERATIONS

We have established an online community of MMA fans, fighters and organizations on our ProElite.com website. Our website features forums, chats, message boards, internal communications, the ability to post photos, videos and other content, e-commerce and transaction engines.  Our websites also feature footage from our live events, webcast events, and post-fight interviews with MMA fighters. We cross-promoted both our ProElite.com and EliteXC.com websites at our February 10, 2007 event at the Desoto Civic Center in Southampton, Mississippi, and will continue to cross-promote the websites at our live events in order to drive increased viewership and activity in both media.

The ProElite.com website features events and is a social networking website for MMA fans and fighters. The EliteXC.com website publicizes only our events.

The internet site ProElite.com is built upon the intellectual property and tools which were acquired as part of the asset purchase from Lifelogger LLC. Revenue from the internet side of our business comes from monthly subscriptions, advertising, sponsorship and internet downloads of events and the distribution of MMA content library. The first Company internet event was broadcast live via the ProElite.com webcast on March 31, 2007 live from Honolulu. On April 21, 2007 the Company broadcast two additional live MMA events on the ProElite.com website, one from London, England, and the other from Orange County, California.

We currently plan for three more live events in 2007 to be broadcast on the SHOWTIME channel, one in each quarter. The next SHOWTIME live event is scheduled for June 2, 2007. This event is a co-production with an international MMA promoter, FEG USA, Inc., and qualifies for one of the Showtime events as required in our agreement with Showtime during 2007. We incur no cost, and will earn a $1,000,000 fee for assisting FEG. For events that we solely produce, we plan to use our working capital as our source of funding for such live events.

In addition to the fights that will be broadcast on the SHOWTIME channel, we plan to have three pay-per-view events in 2007, one in each quarter. We estimate that pay-per-view events can cost approximately $1.4 million to produce and generate revenues in excess of $2 million. However there is no guarantee that the costs incurred will not exceed $1.4 million or that the revenues generated will cover our actual costs. The next scheduled pay-per-view event is scheduled for June 22, 2007. Our source of funding for such live events is our working capital. Anticipated revenues from live and pay-per-view events consist of ticket sales, concessions, sale of merchandise, and advertising revenue.

The following table provides estimated costs to produce live and pay-per-view events for the twelve months ending March 31, 2008. The figures below are only estimates, and are subject to change. There is no guarantee that our actual costs will not exceed the estimated costs below.

	6/30/07	9/30/07	12/31/07	3/31/08
LIVE EVENTS
Number of Events	1	2	1	3
Estimated cost per event	$1,200,000	$1,200,000	$1,200,000	$1,200,000

PAY-PER-VIEW EVENT
Number of Events	1	1	1	1
Estimated cost per event	$1,400,000	$1,400,000	$1,400,000	$1,400,000

We do not currently have any registered patents, trademarks or licenses, nor are we currently in the process of registering any patents, trademarks or licenses.

We expect to generate revenue from corporate sponsorships. We also anticipate future ancillary revenue streams from television, internet reality shows, and branded merchandise, consisting of hats, t-shirts, sweatshirts, fight apparel, gloves, jackets and other similar items. Additionally, the two revenue models above will generate a substantial library of video content. We plan to generate revenue from the distribution of such video content from our library by direct download, DVD sales and video sales.

Liquidity and Capital Resources

On August 22, 2006, I-Fight, Inc. (now ProElite.com, a wholly owned subsidiary of Real Sport, Inc.) entered into a Term Credit Agreement with The Hunter Fund, an affiliated entity of the placement agent Hunter World Markets, Inc., for a $600,000 term loan with a maturity date of up to one year from the date of issuance. This loan was secured by all of I-Fight’s assets. Pursuant to the agreement, I-Fight obtained a bridge loan of $350,000 from The Hunter Fund and the remaining $250,000 came from Eric Pulier, David Marshall, Inc., Douglas DeLuca and Kurt Brendlinger (Real Sport’s shareholders or their affiliates), in connection with the private placement described above. There was no annualized interest. In connection with the bridge loan and immediately after the reverse merger, we paid the lenders a flat interest payment of $75,000 and repaid the bridge loan out of the proceeds of the private placement. In consideration of this bridge loan, we issued three-year warrants to the lenders to purchase an aggregate amount of 600,000 shares of common stock at a per share exercise price of $0.60.

We have financed operations and internal growth since October 2006 primarily through the private placement of equity securities, and have received net proceeds of $8,950,000 from the private placement of equity securities on October 3, 2006.

As of December 31, 2006, we had $7,295,825 of cash and cash equivalents on hand.

We believe that available cash resources are likely to be sufficient to meet anticipated working capital requirements for at least the next 12 months. However, we may seek additional funding for possible acquisitions, expansion of existing operations or other purposes, or to the extent that our operations do not generate sufficient levels of profitability and cash flow. Should we seek to raise additional capital, there can be no assurances that such capital can be raised on satisfactory terms, on a timely basis, or at all.

Our future capital requirements will depend upon many factors, including the acquisition of additional businesses and the expansion of our business operations.

Principal Commitments

At December 31, 2006, we did not have any material commitments for capital expenditures.

Off-Balance Sheet Arrangements

At December 31, 2006, we did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

BUSINESS

Overview

The Company’s business plan is to capitalize on the popularity and growth of mixed martial arts while taking advantage of the internet to capture fans and practitioners of a sport that has seen substantial growth over the last several years. We plan on reaching MMA participants through the efficient networking available over the internet while developing and/or acquiring online products for both fans and fighters. We will also produce and promote live events featuring the top fighters in MMA while creating an MMA grassroots internet community. We plan to cross-promote our internet and live properties so that each can strengthen the other. We also plan to develop distribution channels for the video content created by live events and on-line products. The distribution channels include primarily our website, ProElite.com, and may also include printed and television advertising in the future, although we have no plans for this form of distribution at the present time. The video content is derived from the camera crews on site during live MMA events. We currently have approximately 25 hours of MMA video content in our library. We estimate that each live event may generate approximately fifty hours of MMA video footage. This footage can then be edited into MMA videos that can be sold through the ProElite.com website as downloads, DVDs or videos.

Industry

MMA is a fast growing sport. According to a December 2006 press release issued by Spike TV, its reality show “Ultimate Fighter” airing on Spike TV has consistently delivered 2 million viewers each week during its first four seasons. Currently, the sport is licensed in more than 21 states and four provinces in Canada and a number of other states are attempting to license the sport. MMA is also extremely popular internationally with a number of its stars from other countries, including Brazil, U.K., and Japan. MMA matches have taken place in many foreign countries. Management believes that MMA is still a sport in its infancy with significant room to grow.

The potential customer base in the United States for MMA is over 20 million people participating in some form of martial arts. There are approximately 25,000 martial arts gyms in the United States.

The Opportunity

We hope to exploit the growing interest in MMA by creating and combining a world class live fight event entertainment company coupled with an online community centered around MMA enthusiasts and participants, using our websites ProElite.com and EliteXC.com. We may also develop distribution channels for the content derived from its video library or other sources.

Currently, there is a lack of community and awareness for most of the MMA fighters except for the superstars at the top of the sport. We plan to work at the grassroots level with the various distribution channels across the country to sign up and recruit fighters. In essence, we will help each individual fighter develop his/her own brand awareness and in turn create a community of fighters and fans across the country.

We also plan on building an extensive library of content relating to MMA which may attract additional fans to the website and may generate future revenues. Such content will include live MMA events and content provided by fans, fighters and other users of our website, ProElite.com.

There are various marketing tools that we will use to excite and incentivize the fans and fighters to participate in our online community. Some of those may include contests, games, tournaments, and mobile (cell phone) voting for live events.

Lifelogger

RSI acquired the tangible and intellectual property assets of Lifelogger LLC, relating to its social networking software tool set on November 30, 2006, for shares of RSI which were exchanged in the Reverse Merger for 4,000,000 shares of our common stock. Lifelogger LLC is an advanced social networking, online depository, and personalized content tool that is the beginning backbone of the ProElite.com website and community. Its current functionality includes, user generated customized sites, storage of audio, video, and messages, customer sign-up and tracking, ”blogging”, web-links, and social networking. Since the acquisition of this asset, we have invested substantial personnel and financial resources enhancing the content tool so that the ProElite.com website has become fully functional. We anticipate that we will enter into an agreement to receive license fees from the sale of the tool to third party licensees.

Rumble World Entertainment

We have entered into a licensing agreement with Rumble World Entertainment, Inc. and Rumble World Entertainment, LLC as of November 13, 2006, pursuant to which Rumble World granted to us its exclusive rights to its trademarks and goodwill for a period of three years. The trademarks include: “RUMBLE WORLD ENTERTAINMENT”, “RWE”, “RUMBLE ON THE ROCK”, and “ROTR”. In exchange for the right to use Rumble World’s intellectual property, including its trademarks and trade names we issued to Rumble World a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $2.00 per share, which vests over a term of three years in 3 equal installments. As part of our agreement, we will enter into a services agreement with two of Rumble World’s employees for their exclusive services. We are not obligated to conduct live events using the RWE brand. However, should we elect to put on a live event then we will share net revenues equally with Rumble World after deducting expenses of production.

At the end of the three-year term, we have the option to purchase Rumble World for an amount to be determined at the three-year anniversary of the agreement, provided that the amount be no less than $7 million. This purchase price will be payable in cash, our common stock, or a combination of both. We are under no obligation to exercise this option.

Showtime

We have entered into an agreement with Showtime Networks Inc., pursuant to which Showtime Networks has licensed the exclusive television rights in the United States to all MMA events produced by us for a term that commenced on November 9, 2006 and continues until December 31, 2009, unless the term is extended as set forth in the agreement.  The agreement contemplates both regular SHOWTIME airings as well as Pay-Per-View specials in accordance with the following schedule:

Year	Showtime Events	PPV Events
2007	4	2 - 4
2008	6 - 8	4 - 6
2009	8 - 12	6 - 10

  In addition, Showtime Networks has certain rights to distribute the television rights in the events in international territories and has the right to participate in home video and other revenue streams derived from the events.  All rights not granted to Showtime Networks are reserved to us. There are no license fees payable to us during 2007. License fees from Showtime Networks in 2008 and 2009 will be split between Showtime Networks and us.

Shamrock

We have entered into an Unarmed Combatant Promotional Agreement with Frank Shamrock, Inc., dated as of December 1, 2006 for the services of Frank Juarez “Shamrock”, pursuant to which Mr. Juarez or Shamrock granted us the exclusive right to promote Shamrock as a fighter in mixed martial arts, martial arts and unarmed combatant contests. In connection with the Unarmed Combatant Promotional Agreement, we have entered into a personal services Agreement with an affiliate of Shamrock. We issued 320,000 shares of our common stock to Shamrock’s affiliate, MMA Live Entertainment, Inc., in exchange for his services as our spokesman and consultant and appearances at various Pro Elite events. Shamrock has a page on our website, ProElite.com, which will include blog entries, live chats, on-camera interviews before and after events. Shamrock is also featured on our other website, EliteXC.com.

FEG USA, Inc.

We entered into a preliminary letter of intent with FEG USA, Inc. as of March 2, 2007, pursuant to which we agreed to co-produce a live event, scheduled for June 2, 2007 at the Los Angeles Coliseum for a fee of $1,000,000, which will be aired on the SHOWTIME channel and pay-per-view. In addition to airing on Showtime, we have agreed to use our best efforts to secure promotional time slots on other television networks in accordance with instructions we receive from FEG. We have also agreed to advertise the event on our ProElite.com website, and assist FEG with marketing and promotional services, ticket sales and advertising sponsorship. We will supply four to five of our EliteXC fighters and supply office space for the event production staff. In addition to the $1,000,000 fee, we will be entitled to a share of the gate revenues and the pay per view revenues.

Competition

The MMA market is fragmented. According to MMA Weekly, the Ultimate Fighting Championship currently holds the first mover advantage and is the preeminent entity in the sport. In 2001, UFC was purchased from Semaphore Entertainment Group by ZUFFA, LLC, which is headed by Stations Casinos owners Frank Fertitta and Lorenzo Fertitta. The first event sold less than 4,000 tickets and took in just over $215,000 at the gate. A recent December 30, 2006 event sold approximately 12,000 tickets and took in over $5.3 million at the gate. The Ultimate Fighting Championship’s pay-per-view numbers also continue to rise, exemplifying its and the sport’s increased popularity. UFC is now consistently doing PPV business on a similar level as big-time boxing. UFC has exceeded World Wrestling Entertainment in domestic orders. The Randy Couture-Chuck Liddell show in February 2006, which originally projected at 350,000 PPV buys, is now estimated to top 400,000 buys. The final buyrate for the UFC 60 event will be in the range of 615,000 to 625,000 pay-per-view buys and the gross PPV revenue will be approximately $25 million. The initial buyrate estimate for UFC 61 is expected to top 775,000 buys which equals to approximately $31 million in gross PPV revenue. Additionally, there are a number of other participants in the market that have been successful to some degree, including Pride and K-1.

LEGAL PROCEEDINGS

On December 14, 2006, we received a demand letter from counsel for Wallid Ismail Promocoes E Eventos LTDA EPP and Wallid Ismail (collectively “Wallid”). The demand letter alleges that we entered into a “fully enforceable agreement” to compensate Wallid for allegedly assisting us in raising financing, and that we or our directors committed unspecified fraudulent acts, misappropriated Wallid’s “confidential and proprietary information,” and engaged in an “intentional and well-orchestrated scheme to wrongfully remove Wallid” as a principal of the Company. Wallid does not specify the damages he claims to have sustained as a result of these acts.

The Company denies Wallid’s allegations, and denies that it has, or has breached, any obligations to Wallid. On January 2, 2007, the Company filed a lawsuit against Wallid in the Superior Court for the State of California, County of Los Angeles. In our lawsuit, we seek a judicial declaration that the allegations in the demand letter are false. In addition, the lawsuit alleges that Wallid has misappropriated the Company’s business plan and other confidential and proprietary information, that Wallid has been unjustly enriched at the Company’s expense, that Wallid is engaging in unfair competition with the Company, and that Wallid’s actions violate California Business and Professions Code sections 17200, et seq. On January 3, 2007, we sent the summons and complaint in the lawsuit to Wallid’s counsel, along with a request that Wallid’s counsel accept service of process.

In mid-January, 2007, Wallid filed suit in the United States District Court for the District of New Jersey against the Company, Doug DeLuca, David Marshall, Kurt Brendlinger, Eric Pulier, and Santa Monica Capital Partners. On February 1, 2007, having not served the original complaint, Wallid filed an amended complaint. Wallid alleges that the “defendants” formed I-Fight, Inc. with Wallid, that Wallid owned 40% of I-Fight, Inc., that the parties formed Real Sport, Inc. to serve as a holding company for I-Fight, Inc. and Wallid was given a 40% equity interest in Real Sport, and that the defendants agreed to pay Wallid a salary of $250,000 per year to organize and promote mixed martial arts events for I-Fight, Inc. Wallid alleges that the defendants then ousted him from the venture on the eve of a private offering and subsequent reverse merger to take I-Fight, Inc. public. Wallid alleges that his shares in Real Sport should have been exchanged for an interest in the Company and seeks a judicial declaration that he is the owner of a 23.53% to 26.67% equity interest in the Company. Wallid also seeks damages in excess of $75,000 and punitive damages of no less than $10 million. The Company has not yet been served with process in this action. The Company denies Wallid’s allegations and intends to assert a vigorous defense.

On January 23, 2007, West Coast filed a civil action against Shamrock, and sought and obtained a temporary restraining order prohibiting Shamrock from fighting in our February 10, 2007 event.  We subsequently entered into a settlement agreement on February 5, 2007, pursuant to which West Coast dismissed its civil action and agreed to permit Shamrock to fight in our February 10, 2007 event.  We agreed to pay an aggregate of $250,000 to West Coast, out of the compensation due to Shamrock from the Company under the personal services agreement. We also entered into a co-promotion agreement with West Coast, pursuant to which we agreed to co-promote up to three live MMA events that feature Shamrock.

On March 22, 2007, Zuffa, LLC filed a complaint against Showtime Networks and the Company in the United States District Court for the District of Nevada, Case No. 2:07-cv-00369-RLH-PAL.  Zuffa alleges that the defendants have infringed Zuffa's copyrights for footage from certain Ultimate Fighting Championship events, including: UFC Japan, “Ultimate Japan 1,” dated December 21, 1997; UFC 16, “Battle in the Bayou,” dated March 13, 1998; UFC 17, “Redemption,” dated March 15, 1998, UFC Brazil, “Ultimate Brazil,” dated October 16, 1998; UFC 22, “There Can Only be One Champion,” dated September 24, 1999, UFC 45, Revolution, dated November 21, 2003.  Specifically, Zuffa alleges that the defendants utilized portions of Zuffa’s copyrights in the televised broadcast of the February 10, 2007 MMA event that was held at the Desoto Civic Center in Southaven, Mississippi.  Zuffa has alleged causes of action for copyright infringement and unfair competition, and seeks injunctive relief, compensatory damages or statutory damages, and litigation expenses.  Zuffa has not specified the amount of monetary damages it seeks. Showtime and the Company’s response to the Complaint is due on April 30, 2007.

MANAGEMENT

The following table and text set forth the names of all directors and executive officers of our Company as of April 23, 2007. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships between or among the directors, executive officers or persons nominated by our Company to become directors or executive officers. The brief descriptions of the business experience of each director and executive officer and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws are provided herein below.

Our directors and executive officer are as follows:

Name	Age	Position Held with the Registrant
David M. Marshall	44	Chairman and Director
Gary Shaw	62	President of EliteXC Live and Director
Douglas DeLuca	40	Chief Executive Officer, President, Director
William Kelly	43	Chief Operating Officer
Edward Hanson	59	Chief Financial Officer
Kurt Brendlinger	45	Secretary, Director
Kelly Perdew	40	President of ProElite.com

Biographies of Directors and Executive Officer:

David Marshall joined us in October 2006, and is a co-founder of Youbet.com, Inc. (NASDAQ:UBET), the largest legal online gaming company in the U.S. based on total wagers. Mr. Marshall has served as Vice Chairman of the Youbet Board since September 2002. Youbet currently processes over $7 billion of wagering annually. Since December 1999, Mr. Marshall has also been a financial principal and/or consultant to various emerging growth companies providing finance, acquisition and operational expertise. One such company is Small World Kids, Inc. (OTCBB: SMWK), a toy company based in Los Angeles, California. He was also instrumental in the funding of InterMetro Communications Inc., a Voice-Over-Internet-Protocol company. In September 2005, Mr. Marshall founded NUI, LLC, a food and beverage, media and entertainment company focused solely on encouraging children to be smart, fit and happy. Mr. Marshall is also the Chief Executive Officer and Chairman of the Board of Directors of Santa Monica Media Corporation (AMEX:MEJ).

Gary Shaw joined us in October 2006, and is currently President and Chief Executive Officer of Gary Shaw Productions, LLC, which he founded in 2002. Since 1999, Mr. Shaw has served as the Chief Operating Officer of Main Events, a boxing promotional company, in the position of Chief Operating Officer. Mr. Shaw began his professional affiliation with boxing in 1971, when he was appointed Inspector to the New Jersey State Athletic Control Commission (“NJSAC”). During Mr. Shaw’s 28-year tenure with NJSAC he served as Chief Inspector followed by his nomination to the Board, formerly the NJSAC, a position he held until 1999.

Douglas DeLuca joined us in October 2006. From May 2002 to the present, Mr. DeLuca is a co-executive producer for ABC’s high profile, late-night vehicle, 'Jimmy Kimmel Live' (now in its fourth season).  From January 1998 to May 2002, Mr. DeLuca co-executive produced the first four seasons of Comedy Central’s original sketch comedy series, "The Man Show," which starred Jimmy Kimmel and Adam Corolla.

William Kelly joined us in October 2006 as Chief Operating Officer. Mr. Kelly also served ProElite.com as its President until January 8, 2007. Prior to joining us, Mr. Kelly served as Chief Operating Officer of Television Korea 24 Inc., a company he co-founded in June 2003. From May 2001 to June 2003, Mr. Kelly served the Extreme Sports Channel in the capacity of International Chief Operating Officer, tasked with launching the network in international markets.

Edward Hanson joined us in December 2006. Prior to joining us, Mr. Hanson served as Chief Operating Officer and Chief Financial Officer of P&G Enterprises, Inc. (P&G) a Panamanian corporation from October 2003 to October 2006. From February 2002 to October 2003, Mr. Hanson acted in a consulting capacity to a major telecommunications company. Mr. Hanson was the CFO of Gold Systems, Inc. from September 2000 to February 2002.

Kurt Brendlinger joined us in October 2006. Since July 2004, Mr. Brendlinger has been the Managing Director of Aaron Fleck & Associates, LLC, a registered investment advisor where he is responsible for deal sourcing, capital raising, venture capital and private equity investments and asset management. From January 2002 to June 2004, Mr. Brendlinger was Chief Executive Officer and President of Rainmakers, Inc., an internet marketing services company for the entertainment industry and currently serves as its Chief Executive Officer.

Kelly Perdew joined our subsidiary, ProElite.com in January 2007. Since January 2004, Mr. Perdew has provided executive advisory and consulting services for Perdew Properties, LLC. From February 2001 to December 2004, Mr. Perdew served as President and Chief Executive Officer of The Layoff Lounge, an event production company that he co-founded. Mr. Perdew served as the President of CoreObjects Software, Inc., an offshore software developer, from March 2001 to December 2004. Mr. Perdew served as the CEO of MotorPride, LLC, an online community for motor enthusiasts that he co-founded, from January 2004 to January 2006 when he sold it to ZAG.com. Mr. Perdew was also the winner of Season 2 of the reality show, The Apprentice, and served as an Executive Vice President in The Trump Organization from January 2005 to February 2006.

Audit Committee

We do not presently have an audit committee. The board of directors acts in that capacity and has determined that we do not currently have an audit committee financial expert serving on our audit committee or board of directors.

Resignation

James Kimmel served on our Board of Directors from January 8, 2007 through January 22, 2007.

EXECUTIVE COMPENSATION

The following table summarizes compensation paid or earned by our Chief Executive Officer and the other two Chief Executive Officers of our subsidiaries, EliteXC Live and ProElite.com (the “Named Executive Officers”). With the exception of Randall Drew and Robert Jaffe, neither having received any compensation for their services as chief executive officer of the Company,  none of our officers received annual compensation that exceeded $100,000 as each began serving the Company in October 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Douglas DeLuca, Chief Executive Officer	2006	51,026	0	0		0	0	0	—		51,026

William Kelly, Chief Executive Officer of ProElite.com	2006	42,005	0	0		152,240	0	0	4,000	(1)	198,245

Gary Shaw, Chief Executive Officer of Elite XC Live	2006	61,859	0	84,556	(2)	0	0	0	30,000	(3)	176,415

Robert Jaffe, former Chief Executive Officer of Pro Elite	2006	None	0	0		0	0	0	0		0

Randall Drew, former Chief	2006	None	0	0		0	0	0	0		0
Executive Officer of Pro Elite	2005	None	0	0		0	0	0	0		0

(1) William Kelly received $4,000 in fees for consulting services provided prior to his full-time employment as the Company’s Chief Operating Officer for the period from August 2006 to October 2006.

(2) Gary Shaw received a warrant to purchase up to 250,000 shares of common stock, exercisable at $2.00 per share. The amount shown represents the fair value of the warrants as of December 31, 2006.

(3) Gary Shaw received $10,000 per month for housing allowances in the Los Angeles area.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information regarding the unexercised options, stock and options that have not yet vested for each Named Executive Officer as of the end of the fiscal year ended December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) nexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Douglas DeLuca	0	0	0	N/A	N/A	N/A	N/A	N/A	N/A
Edward Hanson	25,000	375,000	0	$2.00
William Kelly	66,667	333,333	0	$2.00
Gary Shaw	250,000	0	0	$2.00		0
Randall Drew	0	0	0	N/A	N/A	N/A	N/A	N/A	N/A

2006 Stock Option Plan and Option Grants in 2006

We recently adopted a Stock Option Plan under which we have reserved a total of 5,000,000 shares of our common stock for issuance pursuant to stock options that may be awarded under the plan to directors, officers, employees and consultants. Administration of the Stock Option Plan is carried out by our Board of Directors or any committee of the Board of Directors to which the Board of Directors has delegated all or a portion of responsibility for the implementation, interpretation or administration of the Stock Option Plan. Our employees, officers and directors (including employees, officers and directors of our affiliates) are eligible to participate in the Stock Option Plan.

To date, since we had not established a Compensation Committee, the Option Plan has been administered by the entire Board. During the fourth quarter of 2006, we granted options for 1,570,000 shares at an exercise price of $2.00 per share. As of December 31, 2006, there were outstanding options under our Option Plan to purchase approximately 1,570,000 shares of our common stock at an exercise price of $2.00 per share.

Aggregated Option Exercises in 2006 and Option Values at December 31, 2006

As of December 31, 2006, no options were exercised.

Long-Term Incentive Plan Awards in 2006

None.

Compensation of Directors

Members on our Board are not compensated for any services provided as directors.

Employment Agreements; Compensation

Douglas DeLuca serves as our Chief Executive Officer and President on a non-exclusive basis. On October 3, 2006, we entered into an agreement for Mr. DeLuca’s services as Chief Executive Officer with Legacy of Life Entertainment, Inc., a company owned by Mr. DeLuca. Mr. DeLuca is an employee of Legacy of Life Entertainment, Inc. Under our agreement with Legacy of Life Entertainment, Inc., we agreed to pay to Mr. DeLuca $200,000 per year and a minimum bonus of $50,000 at the end of each year, subject to the discretion of our Board of Directors. Under this agreement, Legacy of Life Entertainment, Inc. has agreed to make Mr. DeLuca available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. DeLuca devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by either of us for cause or by Legacy of Life Entertainment, Inc. for good reason.

Gary Shaw serves as EliteXC Live’s President on a non-exclusive basis. On October 3, 2006, we entered into an agreement for Mr. Shaw’s services as EliteXC Live’s President with Gary Shaw Productions MMA, LLC, a company owned by Mr. Shaw. Mr. Shaw is an employee of Gary Shaw Productions. Under our agreement with Gary Shaw Productions, we agreed to pay to Mr. Shaw $250,000 per year, subject to a minimum increase of 5% at the end of each 12-month period ending on September 30, and housing allowances in the Los Angeles area. Under this agreement, Gary Shaw Productions has agreed to make Mr. Shaw available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Shaw devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by either of us for cause or by Gary Shaw Productions for good reason. Additionally, in November 2006, Mr. Shaw received a warrant to purchase up to 250,000 shares of common stock, exercisable at $2.00 per share for consulting services provided to the Company.

William Kelly is employed as our Chief Operating Officer and ProElite.com’s President under an employment agreement that provides a minimum annual salary of $175,000. Mr. Kelly’s agreement also provides for the issuance of 400,000 options to purchase the Company common stock at $2.00 per share with vesting over three years. Mr. Kelly’s employment agreement presently expires on September 30, 2009. This agreement was entered into with Mr. Kelly on October 3, 2006, and provides discretion for our Board of Directors to increase the annual salary based upon our and Mr. Kelly’s performance. The agreement provides for indemnification of Mr. Kelly for decisions made in good faith while performing services for us.

Edward Hanson serves as our Chief Financial Officer under an employment agreement that provides a minimum annual salary of $175,000, moving expenses of up to $10,000, and a housing allowance of up to $3,000 per month for a period of six months. Mr. Hanson’s employment agreement presently expires on November 30, 2010. Mr. Hanson’s agreement also provides for the issuance of 400,000 options to purchase the Company’s common stock at $2.00 per share with vesting over four years. This agreement was entered into with Mr. Hanson on December 12, 2006, and provides discretion for our Board of Directors to increase the annual salary based upon our and Mr. Hanson’s performance. The agreement provides for indemnification of Mr. Hanson for decisions made in good faith while performing services for us.

Kelly Perdew serves as ProElite.com’s President under an employment agreement that provides a minimum salary of $225,000, subject to a minimum increase of 5% at the end of each calendar year. Mr. Perdew’s employment agreement presently expires on December 31, 2011. Mr. Perdews’s agreement also provides for the issuance of 1,700,000 options to purchase the Company’s common stock at $2.00 per share, 340,000 of which vested immediately on January 8, 2007. The remaining 1,360,000 options will vest in equal monthly installments during the term of the agreement. The agreement provides discretion for our Board of Directors to grant a bonus to Mr. Perdew based upon our and Mr. Perdew’s performance, provided that the bonus be no less than $50,000. The agreement provides for indemnification of Mr. Perdew for decisions made in good faith while performing services for us. Mr. Perdew and the Company signed his employment agreement on February 16, 2007, with an effective date of January 8, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth, as of April 23, 2007, certain information regarding beneficial ownership of our common stock by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, and (iii) all directors and executive officers as a group. As of April 23, 2007, there were 42,820,000 shares of our common stock issued and outstanding. In computing the number and percentage of shares beneficially owned by a person, shares of common stock that a person has a right to acquire within sixty (60) days of April 23, 2007, pursuant to options, warrants or other rights are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o Pro Elite, Inc., 12100 Wilshire Boulevard, Suite 800, Los Angeles, California 90025. This table is based upon information supplied by directors, officers and principal shareholders.

Name of Beneficial Owner Officers, Directors and 5% shareholders	Amount and Nature of Beneficial Ownership	Percent of Class
David Marshall (1), (2), (3)	4,564,834	10.7%

Kurt Brendlinger (1), (2), (4)	4,564,834	10.7%

Douglas DeLuca	4,500,000	10.5%

Gary Shaw	2,750,000	6.4%

William Kelly	66,667	*

Edward Hanson	50,000	*

Kelly Perdew	501,667	4.2%

All Officers and Directors as a group (seven persons)	16,998,002	38.9%

Lifelogger LLC (2) 11845 W. Olympic Blvd., #1125W Los Angeles, CA 90064	4,000,000	9.3%

Santa Monica Capital Partners II, LLC (1), (2), (6) 11845 W. Olympic Blvd., #1125W Los Angeles, CA 90064	13,694,502	32.0%

Eric Pulier (1), (2), (5) 11845 W. Olympic Blvd., #1125W Los Angeles, CA 90064	4,564,834	10.7%

Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212	5,996,910	13.1%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
European Catalyst Fund c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212	6,333,332	14.4%

Absolute Octane Fund c/o Hunter World Markets, Inc. 9300 Wilshire Blvd., Penthouse Beverly Hills, CA 90212	3,333,332	7.7%

Showtime Networks Inc. (7) 1633 Broadway New York, NY 10019	9,166,668	19.6%

(1)    All shares owned by David Marshall, Kurt Brendlinger, and Eric Pulier are through their beneficial ownership of Santa Monica Capital Partners II, LLC. Messrs. Marshall, Brendlinger and Pulier each beneficially own 33 1/3% of Santa Monica Capital Partners II, LLC. Each of Messrs. Marshall, Brendlinger and Pulier disclaims beneficial ownership of shares of our common stock in excess of his percentage ownership of Santa Monica Capital Partners II, LLC.

(2)    Santa Monica Capital Partners II, LLC indirectly owns approximately 61% in membership interest through SASHC, LLC, a California limited liability company. Santa Monica Capital Partners II owns a 68.75% membership interest in SASHC, which owns approximately 88.9% in membership interests in Lifelogger. Santa Monica Capital Partners II disclaims beneficial ownership of shares of our common stock in excess of its percentage ownership of Lifelogger LLC.

(3)    Mr. Marshall’s interest in Santa Monica Capital Partners II, LLC is held indirectly by Santa Monica Capital, LLC, of which he is the sole member.

(4)    Mr. Brendlinger’s interest in Santa Monica Capital Partners II, LLC is held indirectly by E’s Holdings, Inc., of which he is the sole shareholder.

(5)    Mr. Pulier’s interest in Santa Monica Capital Partners II, LLC is held indirectly by New Vision Ventures, LLC, of which is Manager.

(6)    Santa Monica Capital Partners II, LLC is the record owner of 11,250,000 shares of our common stock and beneficially owns 2,444,502 shares of our common stock by reason of its 61% ownership interest of Lifelogger, LLC. As described above in notes 1 and 3 thru 5, Messrs. Marshall, Brendlinger and Pulier beneficially own shares of our common stock by reason of their ownership of Santa Monica Capital Partners II, LLC.

(7)    Consists of 5,000,001 shares of our common stock and warrants to purchase up to 4,166,667 shares of our common stock, owned of record by Showtime Networks Inc., a wholly owned subsidiary of CBS Corporation. Showtime also has a warrant to purchase an additional 2,500,000 shares of our common stock upon the earlier of November 8, 2009 and the date when the Exclusive Distribution Agreement, described above in the Business: Showtime section, is terminated due to a breach on our part, if any.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes the transactions we have engaged in with persons who were directors, officers or affiliates at the time of the transaction, and persons known by us to be the beneficial owners of 5% or more of our common stock as of April 23, 2007.

During the period ended December 31, 2006, we borrowed and repaid $250,000 from certain of our shareholders, David Marshall, Inc., Eric Pulier, Douglas DeLuca and Kurt Brendlinger, under a bridge loan agreement, pursuant to which we issued warrants for an aggregate number of 250,000 shares of our common stock to these shareholders. David Marshall, Inc., an affiliate of our Chairman and director, David Marshall, received a warrant for 125,000 shares of our common stock; Eric Pulier, a major shareholder through his ownership interest in Santa Monica Capital Partners II, LLC, received a warrant for 25,000 shares of our common stock; Douglas DeLuca, our Chief Executive Officer, received a warrant for 25,000 shares of our common stock; and Kurt Brendlinger, our Secretary and a Director, received a warrant for 75,000 shares of our common stock.

During the period ended December 31, 2006, we borrowed and repaid $350,000 from Hunter World Markets, Inc., under the placement agent agreement, pursuant to which Hunter World received a bridge warrant for 350,000 shares of our common stock. Hunter World served as our placement agent in our October 2006 private placement.

We have entered into a three-year term consulting agreement with Santa Monica Partners II, LLC, a Delaware limited liability company whose members include Kurt Brendlinger, our Secretary and a director, David Marshall, our Chairman and a director, and Eric Pulier. Pursuant to this agreement, we pay a monthly consulting fee of $30,000 to Santa Monica Capital for services relating to strategic planning, investor relations, acquisitions, corporate governance and financing.

We have acquired certain assets from Lifelogger LLC, a Delaware limited liability company, in exchange for 4,000,000 shares of our common stock. Santa Monica Capital Partners II, LLC, a limited liability company, indirectly owns approximately 61% in membership interest in Lifelogger LLC through SASHC, LLC, a California limited liability company. Santa Monica Capital Partners II owns a 68.75% membership interest in SASHC, LLC, which owns approximately 88.9% in membership interests in Lifelogger LLC.

DESCRIPTION OF SECURITIES

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, par value $0.0001 per share. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from its shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Common Stock

We are authorized to issue 250,000,000 shares of common stock, $0.0001 par value per share, of which 42,820,000 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock may receive dividends declared by the Board of Directors, if any. Such dividends may be paid in cash, in property, or in shares of the capital stock.

As of the date of this Memorandum, our stock is listed on the Pink Sheets with minimal trading. There is no active market. The price of our common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this Memorandum under “Risks Related to Capital Structure” and the following could have a significant adverse impact on the market price of its common stock:

•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	Our financial position and results of operations;

•	U.S. and foreign governmental regulatory actions;

•	The filing of litigation against us;

•	Period-to-period fluctuations in our operating results;

•	Changes in estimates of our performance by any securities analysts;

•	Possible regulatory requirements on our business;

•	The issuance of new equity securities pursuant to a future offering;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Variations in quarterly operating results;

•	Change in financial estimates by securities analysts;

•	The depth and liquidity of the market for our common stock;

•	Investor perceptions of us; and

•	General economic and other national conditions.

Transfer Agent

Our transfer agent is Stalt, Inc., located at 671 Oak Grove Avenue, Suite C, Menlo Park, California 94025, telephone (650) 321-7111.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock offered may be resold without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement.

Rule 144

In general, under Rule 144 as currently in effect, a shareholder, including one of our affiliates, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or our affiliate. The number of shares of common stock which may be sold within any three-month period is limited to the greater of: (i) one percent of our then outstanding common stock, or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not our affiliate, who has not been our affiliate for 90 days prior to the sale, and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares of common stock without compliance with many of the foregoing requirements under Rule 144. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement.

SELLING SHAREHOLDERS

The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder’s shares that are registered under this prospectus. Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our common stock, we cannot accurately estimate how many shares each selling shareholder will own after the offering.

All expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling shareholder in connection with the sale of shares.

The following table sets forth, with respect to each selling shareholder (i) the number of shares of common stock beneficially owned as of April 23, 2007 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold by the selling shareholder under this prospectus, and (iii) the number of shares of common stock which will be owned after the offering by the selling shareholder. All shareholders listed below are eligible to sell their shares. With the exception of Hunter World Markets, Inc., none of the selling shareholders below are broker-dealers or affiliates of a broker-dealer. The percentage ownerships set forth below are based on 42,820,000 shares outstanding as of the date of this prospectus.

	Prior to Offering			After Offering(1)
Investor Name	Shares	Percent	Shares Offered	Shares	Percent
Absolute Return Europe Fund(2)(10)	1,000,000	2.3%	750,000	250,000	*
European Catalyst Fund(3)(10)	6,333,332	14.4%	4,749,999	1,583,333	3.6%
Absolute East West Fund(4)(10)	666,668	1.6%	500,001	166,667	*
Absolute Octane Fund(5)(10)	3,333,332	7.7%	2,499,999	833,333	1.9%
Absolute Large Cap Fund(6)(10)	1,000,000	2.3%	750,000	250,000	*
Absolute Activist Value Fund(7)(10)	1,000,000	2.3%	750,000	250,000	*
Hunter World Markets, Inc. (8) (11)	5,996,910	13.1%	3,246,910	2,750,000	6.0%
CIC Global Capital Ltd. (9)	550,000	1.3%	300,000	250,000	*
Todd M. Ficeto, Custodian for Hunter M. Ficeto(11)	20,000	*	20,000	0	*
Todd M. Ficeto, Custodian for Natalia C. Ficeto(11)	20,000	*	20,000	0	*

* Less than 1%

(1)    Represents the amount of shares that will be held by the selling shareholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.

(2)    Includes 250,000 shares of common stock underlying warrants that are currently exercisable. As Chief Investment Officer and control person of Absolute Return Europe Fund, Florian Homm may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Homm disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(3)    Includes 1,583,333 shares of common stock underlying warrants that are currently exercisable. As control person of European Catalyst Fund, Peter Irblad may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Irblad disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(4)    Includes 166,667 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute East West Fund, Sylvestor Walczak may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Walczak disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(5)    Includes 833,333 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute Octane Fund, Jens Peters may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Peters disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(6)    Includes 250,000 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute Large Cap Fund, Antonio Porsia may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Porisa disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(7)    Includes 250,000 shares of common stock underlying warrants that are currently exercisable. As control person of Absolute Activist Value Fund, Matthias Rutsch may be deemed to have voting and investment powers for the shares held by the foregoing fund. Mr. Rutsch disclaims beneficial ownership of the shares held by the foregoing fund except to the extent of his proportionate pecuniary interest therein.

(8)    Includes 3,100,000 shares of common stock underlying warrants that are currently exercisable. Todd M. Ficeto is President, Chief Executive Officer, and control person of Hunter World Markets, Inc. and has voting and investment power over the shares held by Hunter World Markets, Inc. Hunter World Markets, Inc. is a registered broker dealer and may be deemed to be an underwriter.

 (9)   Includes 250,000 shares of common stock underlying warrants that are currently exercisable. CIC Global LTD is a client of Hunter World Markets, Inc. and is not affiliated to Hunter World.

(10)   The selling shareholder is a hedge fund, and has entered into a Securities Purchase Agreement and a Registration Rights Agreement with us.

(11)   Todd M. Ficeto, President of Hunter World Markets, Inc., is the father of both Hunter M. Ficeto and Natalia C. Ficeto, and may be considered the control person of the shares held by Hunter M. Ficeto and Natalia C. Ficeto.

To our knowledge, none of the selling shareholders has had a material relationship with the Company other than as a shareholder at any time within the past three years, and each selling shareholder purchased shares of our common stock in the ordinary course of business and at the time of the purchase of the securities, had no agreements with any person to distribute the securities.

PLAN OF DISTRIBUTION

General

Each selling shareholder and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

We are required to pay certain fees and expenses incurred by us, incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

Registration Obligations

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Troy & Gould P.C. David Ficksman, a member of Troy & Gould P.C., is the owner of 250,000 shares of common stock.

EXPERTS

The financial statements of Pro Elite, Inc. for the period from inception (August 10, 2006) through December 31, 2006 appearing in this prospectus have been audited by Gumbiner Savett Inc., as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the New Jersey Business Corporations Act, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form SB-2 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Pro Elite, Inc.

We have audited the accompanying consolidated balance sheet of Pro Elite, Inc. and subsidiaries (the “Company”) (a corporation in the development stage) as of December 31, 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from August 10, 2006 (inception) through December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pro Elite, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the period from August 10, 2006 (inception) through December 31, 2006 in conformity with United States generally accepted accounting principles.

/s/ GUMBINER SAVETT INC.
GUMBINER SAVETT INC.

April 2, 2007, except for Note 14, as to which the date is April 23, 2007
Santa Monica, California

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET

December 31, 2006
Assets
Current assets
Cash and cash equivalents	$7,295,825
Advance to Orientations (Note 2)	65,881
Prepaid expenses	165,745
Rent deposit	16,683

Total current assets	7,806,902

Fixed assets, net	157,733

Other assets
Prepaid distribution costs (Note 8)	572,880
Prepaid license fees (Note 7)	176,677
Other assets	33,294

Total other assets	520,083

Total assets	$8,484,718
Liabilities and Shareholders’ Equity
Current liabilities

Accounts payable and accrued expenses	$208,283
Other accrued liabilities	346,572
Registration rights liability	300,000

Total liabilities	854,855

Commitments and contingencies

Shareholders’ equity
Preferred stock, $0.0001 par value, 20,000,000 shares authorized, 0 shares issued	-
Common stock, $0.0001 par value, 250,000,000 shares authorized, 37,499,999 shares issued and outstanding	3,750

Additional paid-in-capital	11,875,968
Accumulated deficit during development stage	(4,249,855)

Total shareholders’ equity	7,629,863

Total liabilities and shareholders’ equity	$8,484,718

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS

August 10, 2006 (inception) through December 31, 2006
Costs and expenses
Reverse merger	$2,483,478
Direct labor and related expenses	230,548
Software development costs	143,445
Consulting	349,552
Other general and administrative expenses	737,565
Total costs and expenses	3,944,588

Other income(expense)
Interest income	87,733
Interest expense (including related party interest of $163,750)	(393,000)
Total other expense	(305,267)

Loss before income tax	(4,249,855)

Income taxes	-
Net loss	($4,249,855)

Loss per share
Basic and diluted	$(0.13)

Weighted average shares outstanding
Basic and diluted	32,812,499

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
August 10, 2006 (inception) through December 31, 2006

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Shares issued upon formation (Note 1)	21,000,000	$2,100	$(1,115)	$-	$985

Shares issued for acquisition of assets (Note 2)	4,000,000	400	51,600	-	52,000

Warrants issued in connection with bridge loans (Note 4)	-	-	318,000	-	318,000

Equity of Pro Elite, Inc., the registrant, at the time of reverse merger	37,073	4	(346,576)	-	(346,572)

Shares issued for services relating to reverse merger	2,462,927	246	2,293,232	-	2,293,478

Shares issued in private placement, net of offering costs	9,999,999	1,000	8,949,000	-	8,950,000

Compensation expense for stock options and warrants issued	-	-	123,523	-	123,523

Warrants issued for distribution costs (Note 8)	-	-	606,579	-	606,579

Warrants issued for license fees (Note 7)	-	-	181,725	-	181,725

Registration rights liability (Note 6)	-	-	(300,000)	-	(300,000)

Net loss	-	-	-	(4,249,855)	(4,249,855)

Balance at December 31, 2006	37,499,999	$3,750	$11,875,968	$(4,249,855)	$7,629,863

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS

August 10, 2006 (inception) through December 31, 2006
Cash flows from operating activities
Net loss	$(4,249,855)

Adjustments to reconcile net loss to cash used in operations
Shares issued for reverse merger services	2,293,478
Warrants issued with bridge loans	318,000
Stock-based compensation	123,523
Depreciation and amortization	46,356

Increase in prepaid expense, rent deposit and other assets	(181,443)
Increase in accounts payable and accrued expenses	208,283
Net cash used in operating activities	(1,441,658)

Cash flows from investing activities
Advances to Orientations	(65,881)
Purchase of fixed assets	(113,342)
Purchase of domain name	(33,294)
Net cash used in investing activities	(212,517)

Cash flows from financing activities
Repayment of bridge loans	(600,000)
Proceeds from bridge loans	600,000
Issuance of common stock for cash, net of offering costs	8,950,000
Net cash provided by financing activities	8,950,000

Net increase in cash	7,295,825

Cash and cash equivalents at beginning of period	-

Cash and cash equivalents at end of period	$7,295,825

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$75,000
Income taxes	-

Supplemental disclosure of noncash investing and financing activities:

Pro Elite, Inc. assumed approximately $347,000 of accounts payable and notes payable in connection with the reverse merger.

In connection with the Registration Rights Agreement relating to the October private placement, the Company agreed to pay its investment banker 1% per month (to a maximum of 24 months) of the $10 million gross proceeds if the Company’s registration statement is not declared effective by the Securities and Exchange Commission by March 15, 2007. A liability of $300,000, representing the Company’s anticipated effective date of June 15, 2007, was accrued at December 31, 2006.

In connection with the LifeLogger transaction, a portion of the value of common shares issued was allocated to computer equipment acquired. This amount was $52,000 and was based upon the historical cost of the assets acquired from Lifelogger LLC.

A warrant to purchase 2,500,000 shares of common stock was issued to Showtime Networks, Inc, in connection with the distribution agreement signed on November 8, 2006. The warrant had a fair value of $606,579.

In connection with the Rumble World license agreement, a warrant to purchase 750,000 shares was issued on November 28, 2006. The warrant had a fair value of $181,725.

PRO ELITE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements

Inception (August 10, 2006) through December 31, 2006

1.	THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

Pro Elite, Inc. (“Pro Elite”), formerly Real Sport, Inc. and its subsidiaries (“Real Sport”), (together the “Company”) plans to capitalize on the popularity and growth of mixed martial arts fighting (“MMA”) while taking advantage of the internet social networking phenomenon. The Company plans on reaching MMA participants over the internet while developing an outlet for both fans and fighters. The Company plans to produce and promote live events to help develop brand awareness for the rest of the Company’s operations. The Company will produce and promote events featuring fighters in MMA while creating a Mixed Martial Arts grassroots internet community. Real Sport, Inc. was formed on September 19, 2006 as a holding company for two wholly-owned subsidiaries, ProElite.com (formerly EliteXC.com and I-Fight, Inc.), which was formed on August 10, 2006 and EliteXC Live (formerly MMA Live, Inc. and Jungle Fight, Inc.), which was formed on September 13, 2006. The accompanying financial statements include the consolidated results of operations since inception of ProElite.com. The Company has not commenced operations as of December 31, 2006 and is therefore considered a development stage company. The Company’s year end is December 31.

Pro Elite, Inc. was incorporated during 1992 in New Jersey. The Company marketed and distributed premium "branded apparel" such as shirts, hats and sweaters with a sports or corporate logo, name or slogan applied by means of embroidering to the apparel. Pro Elite ceased operations in early 2004 and has since then been inactive.

On October 3, 2006, Pro Elite entered into a Share Exchange Agreement (the “Combination Agreement”) with Real Sport. Pursuant to the Combination Agreement, Pro Elite acquired all of the outstanding common stock of Real Sport for 25,000,000 shares of Pro Elite’s common stock, and Real Sport became a subsidiary of Pro Elite. Included in the 25,000,000 shares were 4,000,000 shares, which Real Sport issued to Lifelogger LLC, and were exchanged for the Company’s common stock as part of the reverse merger. The former directors and officers of Pro Elite resigned, and the directors and officers of Real Sport became the directors and officers of the Company. Following the acquisition, the former shareholders of Real Sport held approximately 99% of the outstanding common stock of the Company on a fully-diluted basis. The acquisition was accounted for as a reverse acquisition because the former shareholders of Real Sport owned a majority of the Company’s outstanding stock subsequent to the acquisition. Accordingly, Real Sport is deemed to be the accounting acquirer. The reverse acquisition was treated as a recapitalization because Pro Elite (the public shell) had no operations since early 2004 and nominal assets.

Principles of Consolidation

The Company’s consolidated financial statements include the assets, liabilities and operating results of Pro Elite (formerly Real Sport) and its wholly-owned subsidiaries since formation of these entities. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company maintains its cash with various commercial banks. These bank accounts are generally guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. The deposits are made with reputable financial institutions, and the Company does not anticipate realizing any losses from these deposits.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments.” The carrying values of accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to the short-term maturities of these instruments.

Costs Related to Revenue

Costs related to revenues include amounts for production and distribution costs.  Production costs are amortized in the same ratio that current gross revenues bear to estimated remaining total gross revenues as prescribed by the American Institute of Certified Public Accounts Statement of Position 00-2.  Advertising and promotional costs are expensed as incurred.  Estimates of total gross revenues and costs are reviewed periodically, and estimated losses, if any, are fully recognized in the current period.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS No. 123R, “Share-Based Payment,” establishes the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of the stock, options or warrants as of the date of grant and is recognized over the periods in which the related services are rendered.

For purposes of computing share-based payment charges, the value of options and warrants granted was estimated using the Black-Scholes option pricing model with the following assumptions for the period ended December 31, 2006: dividend yield of 0%, expected volatility of 60%, risk free interest rate ranging from 4.54% to 4.87%, and expected lives of one and a half to six and a half years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s warrants have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its warrants.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, or SFAS No. 109 “Accounting for Income Taxes.” As such, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial report amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

Loss per Share

The Company utilizes Statement of Financial Accounting Standards No. 128, “Earnings per Share.” Basic earnings (loss) per share are computed by dividing earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares include stock that would be issued on exercise of outstanding options and warrants reduced by the number of shares which could be purchased from the related exercise proceeds. For the period ended December 31, 2006, 12,023,333 potentially dilutive securities, which represent all the outstanding options and warrants, are excluded from the computation because they are anti-dilutive.

Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	LIFELOGGER LLC

Effective November 30, 2006, Real Sport acquired tangible and intellectual property assets from Lifelogger LLC (an entity 61% owned by an affiliate of the Company) for 4,000,000 common shares of the Company. The shares exchanged for the assets purchased had a fair value of $3.7 million. Lifelogger LLC acquired these assets from Orientations Network SDN BHD (“Orientations”), an unrelated Malaysian entity, pursuant to a Contribution Agreement dated October 3, 2006 in exchange for member’s interest in Lifelogger LLC.

The intellectual property assets acquired consisted of a set of advanced networking tools, an online depository, domain names and a personalized content tool that is to be used, among other things, as the backbone of the Company’s website (ProElite.com) and online Internet community. These software assets were in development on the date of acquisition. In accordance with the guidance of Staff Accounting Bulletin Topic 5:G, Transfers of Nonmonetary Assets By Promoters or Shareholders, the Company recorded the acquisition of these assets at the historical cost basis of the seller, Lifelogger LLC. The cost basis of the acquired intellectual property assets was determined to be zero pursuant to the provisions of Emerging Issues Task Force Abstracts Issue No. 00-02, Accounting for Web Site Development Costs, which requires web site development costs to be recorded at zero. The seller’s historical cost basis of the tangible assets acquired, which consisted primarily of computer equipment, was $52,000. The cost of producing the software acquired was expensed as incurred.

In a letter agreement, effective November 30, 2006, between the Company and Orientations, the Company contracted Orientations to develop and market the acquired intellectual property assets. The Company pays Orientations a monthly amount equal to the aggregate of consulting fees, reimbursement of budgeted expenses, and the purchase of computer hardware as deemed necessary and approved by the Company’s management. The Company owns the computer hardware purchased. The cost of these purchased assets is included in fixed assets on the consolidated balance sheet. The parties may terminate the contract at any time without notice. For the period from August 10, 2006 (inception) through December 31, 2006, the Company paid Orientations $228,986, consisting of consulting and related costs of $143,445, capital expenditures of $19,660, and an advance of $65,881. The Company expensed the consulting and related costs as the software was still under development as of December 31, 2006 and had not reached technological feasibility. Technological feasibility was reached on February 1, 2007.

3.	FIXED ASSETS

The following table summarizes the Company’s property and equipment at December 31, 2006:

Furniture and computer equipment	$93,046
Set design and live production equipment	72,269

Total fixed assets	165,342

Accumulated depreciation	(7,609)

Fixed assets, net	$157,733

Fixed assets are depreciated using the straight-line method over the following estimated useful lives: Computer equipment over 3 years; set design and live production equipment over 3 to 5 years. Depreciation and amortization expense was $7,609 for the period ended December 31, 2006.

4.	BRIDGE LOANS

In August 2006, the Company entered into a bridge loan transaction with an affiliate of the placement agent for $350,000 and shareholders of a subsidiary of Real Sport for $250,000. As payment for interest, the loan holders received $75,000, which was paid from the proceeds of the October private placement. The loan principal was also repaid in October 2006 from the proceeds of the private placement. The Company also issued to the lenders warrants with a three-year term to purchase 600,000 common shares at $0.60 per share. The value of these warrants of $0.53 per warrant, or $318,000, was charged to interest expense during the period ended December 31, 2006.

5.	OTHER LIABILITIES

In connection with the reverse merger (see Note 1), the Company (i.e., Real Sport, the accounting acquirer) assumed Pro Elite’s (the registrant) accounts payable of approximately $210,000 and notes payable of approximately $137,000, which existed at the time Pro Elite ceased operations. At December 31, 2006, these liability balances remained unchanged from the date of the reverse merger.

6.	REGISTRATION RIGHTS LIABILITY

In connection with the October 2006 private placement, the Company entered into a Registration Rights Agreement with its investment banker. The agreement calls for the Company to pay monthly “liquidated damages” to the investment banker if the Company’s registration statement is not declared effective by the Securities and Exchange Commission by March 15, 2007. The liquidated damages commence on March 16, 2007 and are calculated at 1% per month of the gross private placement proceeds ($10 million) for up to 24 months for each month that the registration statement is not declared effective. At this time, the Company is unable to determine when the registration statement will be declared effective. However, management believes the registration statement will be declared effective within the three months following March 15, 2007, and, accordingly, has accrued a liability of $300,000 at December 31, 2006.

7.	LICENSE AGREEMENT

The Company entered into a licensing agreement with Rumble World Entertainment, Inc. and Rumble World Entertainment, LLC as of November 28, 2006, pursuant to which Rumble World granted the Company the exclusive rights to its trademarks and goodwill for a period of three years. The Company intends to use the property licensed under the agreement to produce events in martial arts and combat sports, including mixed martial arts. The parties will share equally the net of proceeds less costs of all events marketed under Rumble World brands. In exchange for the right to use Rumble World’s intellectual property, the Company issued to Rumble World a five-year warrant to purchase 750,000 shares of its common stock at an exercise price of $2.00 per share, which vests over a term of three years in three equal installments. As part of the agreement, the Company intends to enter into a services agreement with two of Rumble World’s employees for their exclusive services. These consulting agreements have not been finalized as of April 2, 2007. The warrants have been valued at $181,725 and capitalized as prepaid license fees. The prepaid fees will be amortized into operations over a three-year period commencing November 28, 2006. During 2006, $5,048 was expensed to operations.

At the end of the three-year term, the Company has the option to purchase all outstanding membership interests of Rumble World for an amount to be determined at the three-year anniversary of the agreement, provided that the amount is no less than $7 million. This purchase price will be payable in cash, common stock, or a combination of both.

8.	DISTRIBUTION AGREEMENT

The Company entered into an exclusive distribution agreement with Showtime Networks Inc. (“Showtime”), as of November 8, 2006, pursuant to which Showtime Networks has licensed the exclusive television rights in the United States to all mixed martial arts events produced by the Company for a term that commenced on November 8, 2006 and continues until December 31, 2009, unless the term is extended as set forth in the agreement. The first event was aired on February 10, 2007, and on pay-per-view. In connection with this agreement, to elicit the full support of Showtime, the Company issued a five-year warrant to purchase 2.5 million shares of common stock to Showtime at a per share exercise price of $2.00, in connection with the agreement with Showtime, as described above. These warrants have been valued at $606,579 and have been capitalized, and will be amortized into operations over a three-year period commencing February 10, 2007. These warrants are exercisable upon the earlier of November 8, 2009 or the breach, if any, by the Company of the Showtime agreement.  See Note 14 regarding Subsequent Events.

9.	INCOME TAXES

Current income taxes (benefits) are based upon the year’s income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

The significant components of the Company’s net deferred tax asset at December 31, 2006 are as follows:

Net operating loss	$1,486,000
Warrants and options	205,000
Valuation allowance	(1,691,000)

$-

In assessing the realizability of deferred tax assets of $1,691,000 at December 31, 2006, management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been recorded to offset the deferred tax assets as it is more likely than not that the assets will not be utilized. The valuation allowance increased approximately $1.7 million in the period ended December 31, 2006.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total benefit for income taxes at December 31, 2006 follows:

Expected benefit at 34%	$(1,445,000)
State benefit, net of federal tax	(246,000)
Change in valuation allowance	1,691,000
Benefit for income taxes	$-

At December 31, 2006, the Company had net operating loss carryforwards of approximately $3.8 million for federal tax purposes, expiring through 2026. In addition, the Company had net operating loss carryforwards of approximately $3.8 million for state tax purposes, which expire through 2016. Pro Elite (the registrant) also had net operating loss carryforwards of approximately $1.6 million for federal tax purposes; however, Internal Revenue Code Section 382 restricts the ability of a corporation to utilize existing net operating losses in the event of an “ownership change.” Management believes Pro Elite (the registrant) has experienced an ownership change that limits utilization of net operating losses and does not expect to be able to utilize this net operating loss prior to expiration.

10.	COMMITMENTS

Employment Agreements

Position	2007	2008	2009	2010	2011
Officers	$795,000	$810,000	$733,000	$421,000	$273,000

Employee	120,000	120,000	90,000	-	-

Consultants	1,134,000	1,071,000	909,000	-	-

Totals	$2,049,000	$2,001,000	$1,732,000	$421,000	$273,000

In addition to the above salaries, the officers may receive annual performance based bonuses.

See Note 13 for a related party contract with a consultant.

11.	LITIGATION AND POTENTIAL CLAIMS

The Company received a letter dated December 14, 2006, from Wallid Ismail Promocoes E Eventos LTDA EPP and Wallid Ismail. The letter alleges that the Company entered into a “fully enforceable agreement” to compensate Wallid for allegedly assisting the Company in raising financing, and that the Company committed unspecified fraudulent acts, misappropriated Wallid’s “confidential and proprietary information,” and engaged in an “intentional and well-orchestrated scheme to wrongfully remove Wallid” as a principal of the Company. Wallid seeks damages in excess of $75,000 and punitive damages of no less than $10 million. Management believes such claims are without merit and intends to contest these claims vigorously.

12.	SHAREHOLDERS’ EQUITY

Common Stock Activity

On August 10, 2006, I-Fight, Inc., a subsidiary of Real Sport, issued 390 shares of its common stock at $1.50 per share to its investors for $585. In addition, Real Sport issued 450 shares of its common stock in exchange for all of the outstanding shares of I-Fight, Inc and all of the outstanding shares of Jungle Fight Championship, Inc. for $400. Payment for these shares was received on January 5, 2007. No other common stock transactions occurred until October 3, 2006.

On October 3, 2006, Pro Elite entered into a Share Exchange Agreement (the “Combination Agreement”) with Real Sport. Pursuant to the Combination Agreement, Pro Elite acquired all of the outstanding common stock of Real Sport, and Real Sport became a subsidiary of Pro Elite for 25,000,000 shares of Pro Elite common stock. Included in the 25,000,000 shares were 4,000,000 shares, which Real Sport issued to Lifelogger LLC, and were exchanged for Company’s common stock as part of the reverse merger. The former directors and officers of Pro Elite resigned, and the directors and officers of Real Sport became the directors and officers of the Company. Following the acquisition, the former shareholders of Real Sport held approximately 99% of the outstanding common stock of the Company on a fully-diluted basis. The acquisition was accounted for as a reverse acquisition because the former shareholders of Real Sport owned a majority of the Company’s outstanding stock subsequent to the acquisition. The reverse acquisition was treated as a recapitalization because the public shell had no operations and nominal assets. As such, costs of the reverse merger were charged to operations. Accordingly, from a historical perspective, Real Sport was deemed to have been the survivor of the reorganization. As a result, the financial statements of the Company presented reflect the historical results of Real Sport prior to the merger and following the merger, and do not include the historical financial results of Pro Elite, the registrant. Common stock, issued upon formation, has been retroactively restated to reflect the number of shares received from Pro Elite (the registrant.) The equity of the Company survives the reorganization.

On October 3, 2006, the Company issued 3,333,333 units at a price of $3.00 per unit in a private placement. Each unit consisted of three common shares and a three year warrant to purchase one share of common stock. The proceeds of the offering were allocated $688,000, or $0.2064 per share, to warrants based upon a Black-Scholes model valuation, using a volatility of 60%, and the balance of $9,312,000, or $0.9312 per share, less offering costs of $1,050,000, was allocated to common stock.

In connection with the private placement, the Company paid a commission of $1,000,000 to its investment banker and issued a five-year warrant to purchase 3,000,000 shares of common stock at $2.00 per share to the placement agent. These items were charged against equity. The Black-Scholes value of the warrants issued, using a volatility of 60%, was $0.34 per warrant, or $1,015,000.

On October 3, 2006, the Company issued 2,462,927 shares of common stock to its investment banker for services related to the reverse merger into Pro Elite, Inc. (the registrant). The common stock issued was valued at $0.9312 per common share, or $2,293,478, based on the value of the shares issued in the aforementioned private placement, which occurred on the same day. This amount was charged to expense.

On October 27, 2006, the Company authorized a 1-for-500 share reverse stock split. All share amounts presented in these financial statements and footnotes have been adjusted to retroactively reflect this split unless specifically noted otherwise.

Stock Option and Warrant Activity

Stock Options

On December 31, 2006, the Company had one share based compensation plan, which is described below. The compensation cost that has been charged against income for this plan was $32,147 for 2006.

In October 2006, the Company established a stock option plan, which was approved by the Board of Directors, pursuant to which options to purchase a total of 5,000,000 shares of common stock may be granted to the Company’s employees, officers, directors, advisors and consultants. The options granted under this plan may contain vesting provisions as determined by the Compensation Committee of the Board of Directors. The expected term of the options granted is derived from a formula based on the number of years over which each option will vest and will be exercisable and it represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Volatility was calculated by using an average of similar public companies’ percentages. Options were valued using the Black-Scholes option pricing model with the following assumptions:

2006
Expected volatility	60%
Weighted average volatility	60%
Expected dividends	0.0%
Expected term (in years)	5 - 6.25
Risk-free rate	4.5%- 4.8%

A summary of the Company’s option activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, beginning of period	-	$-
Granted	1,570,000	$2.00

Outstanding at December 31, 2006	1,570,000	$2.00	9.8	$-

As of December 31, 2006, no options had vested. The weighted-average grant-date fair value of options granted during 2006 was $0.40 per option. As of December 31, 2006, there was $590,000 of total unrecognized compensation cost related to non-vested options. The Company expects to recognize this cost as follows: $194,000 in 2007; $194,000 in 2008; $165,000 in 2009; and $37,000 in 2010.

Warrants

For the period ended December 31, 2006, the Company issued warrants to purchase 10,453,333 shares of stock, with exercise prices ranging from $0.60 to $2.00 in connection with financing activities. The consulting and license fees that have been charged against income for this plan were $91,376 and $5,048, respectively, for 2006. The expected term of the warrants granted is derived from a formula based on the number of years over which each warrant will vest and will be exercisable and it represents the period of time that warrants granted are expected to be outstanding; the range given below results from certain groups of consultants exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 60%, expected dividends of 0%, expected terms ranging from 1.5 to 6.5 years, and risk free interest rates ranging from 4.57% to 4.87%.

A summary of the Company’s warrant activity and related information is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, beginning of period	-	$-
Granted	10,453,333	$1.92

Outstanding at December 31, 2006	10,453,333	$1.92	4.2	$198,720
Exercisable at December 31, 2006	7,363,055	$1.89	3.9	$198,720

The weighted-average grant-date fair value of warrants granted during 2006 was $0.28 per warrant. The total fair value of warrants vested during 2006 was approximately $2,151,000. As of December 31, 2006, there was approximately $870,000 of total unrecognized compensation cost related to non-vested warrants. The Company expects to recognize that cost on a straight-line basis over 2.9 years.

13.	RELATED PARTY TRANSACTIONS

During the period ended December 31, 2006, the Company borrowed and repaid $600,000 from its shareholders under a bridge loan agreement and issued 600,000 warrants to these shareholders. (See Note 4.)

The Company entered into a three-year term consulting agreement and pays a monthly fee of $30,000 to Santa Monica Capital Partners, LLC for services relating to strategic planning, investor relations, acquisitions, corporate governance and financing.

14.	SUBSEQUENT EVENTS

Showtime

On January 5, 2007, pursuant to a Securities Purchase Agreement the Company entered into with Showtime, the Company issued an aggregate of 1,666,667 units for $5 million in cash, consisting of 3 shares of common stock and a three-year warrant to purchase 1 share of common stock at a per share exercise price of $2.00 to Showtime, at a per unit price of $3.00. These warrants have been valued at $345,000 and will be amortized into operations over a three-year period commencing January 5, 2007. Additionally, the Company issued a seven-year warrant to purchase 2.5 million shares of common stock to Showtime at a per share exercise price of $2.00, in consideration of the funding and the exclusive distribution agreement provided to the Company. These warrants have been valued at $608,000 and will be amortized into operations over a three-year period commencing January 5, 2007. The Showtime warrants were exercisable as of the date of grant, January 5, 2007. The agreement provides that the Company will provide a minimum number of events for the years 2007 through 2009. There will be no license fee payable by Showtime on account of Showtime events in 2007 and the Company will bear all costs and expenses for the events. License fees in 2008 and 2009 will be split between the Company and Showtime. For each event featured on pay-per-view, the Company will receive the proceeds received by Showtime, less the distribution fee and advances made by Showtime on the Company’s behalf for marketing, public relations and television production. Any revenues derived from the sale of the Company’s merchandise by Showtime, or through Showtime Networks’ website or telecasts will be split 70% to the Company and 30% to Showtime.

Pursuant to the investor rights agreement entered into with Showtime, the Company granted Showtime the right to appoint one member to the Board of Directors, and Santa Monica Capital Partners II, LLC, the Company’s largest shareholder, has agreed to vote all shares it owns or over which it has voting control in whatever manner necessary to ensure that the Showtime designee will be elected to the Board of Directors at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders.

The value of the above warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 60%, risk free interest rate ranging from 4.68% to 4.87%, and expected lives of 1.5 to 3.5 years.

Other

In January 2007, the Company issued stock options to a new director to purchase 100,000 shares of common stock with an exercise price of $2.00 per share. The options have a fair value of approximately $111,000, which will be expensed in January 2007 as the options vest immediately and the director subsequently resigned from the board in the month of issuance. The options have a term of 10 years.

In January 2007, the Company issued to an officer, an option to purchase 1,700,000 shares of common stock at $2.00 per share. The options vests 340,000 shares immediately with the remainder vesting over 5 years. The term of the option is 10 years. The option has a fair value of approximately $2,110,000, which will be amortized on a straight-line basis over 5 years.

West Coast filed a civil action against Frank “Shamrock” Juarez (“Shamrock”) on January 23, 2007, and sought and obtained a temporary restraining order which prohibited Shamrock from fighting in the Company’s February 10, 2007 event.  The Company subsequently entered into a settlement agreement on February 5, 2007, pursuant to which West Coast dismissed its civil action and agreed to permit Shamrock to fight in the February 10, 2007 event.  The Company agreed to pay an aggregate of $250,000 to West Coast, out of the compensation due to Shamrock from the Company under the personal services agreement.  The Company also entered into a co-promotion agreement with West Coast, pursuant to which it agreed to co-promote up to three live MMA events that feature Shamrock.

The Company entered into a preliminary letter of intent with FEG USA, Inc. as of March 2, 2007, pursuant to which the Company agreed to co-produce a live event, scheduled for June 2, 2007 at the Los Angeles Coliseum for a fee of $1,000,000, which will be aired on the SHOWTIME channel and pay-per-view. In addition to airing on Showtime, the Company has agreed to use its best efforts to secure promotional time slots on other television networks in accordance with instructions it receive from FEG. The Company has also agreed to advertise the event on the ProElite.com website, and assist FEG with marketing and promotional services, ticket sales and advertising sponsorship. The Company will supply four to five of our EliteXC fighters and supply office space for the event production staff. In addition to the $1,000,000 fee, the Company will be entitled to a share of the gate revenues and the pay per view revenues.

On March 22, 2007, Zuffa, LLC ("Zuffa") filed a complaint against Showtime Networks, Inc. ("Showtime") and the Company in the United States District Court for the District of Nevada (the "Complaint"), Case No. 2:07-cv-00369-RLH-PAL.  The Complaint alleges that Showtime and the Company have infringed Zuffa's copyrights for footage from certain Ultimate Fighting Championship ("UFC") events. Specifically, Zuffa alleges that Showtime and the Company utilized portions of the UFC Copyrights in their televised broadcast of the February 10, 2007 MMA event that was held at the Desoto Civic Center in Southaven, Mississippi.  Zuffa has alleged causes of action for copyright infringement and unfair competition.  Zuffa seeks injunctive relief, compensatory damages or statutory damages, and litigation expenses.  Zuffa has not specified the amount of monetary damages it seeks. Showtime and the Company’s response to the Complaint are due on April 30, 2007.

On April 3, 2007, 320,000 shares of the Company’s common stock were issued to MMA Live Entertainment, Inc., an affiliate of Frank Juarez "Shamrock", for personal services provided by Shamrock to the Company. The term of the agreement is three years. Shamrock’s duties include media interviews, on-camera interviews during live events, serving as a spokesperson at press conferences, maintaining and performing live chats on the Company website, and participating in a reality-based television series. In connection with this agreement the Company has valued the shares at $2.00 per share, the then fair market value, or $640,000. Said value will be expensed beginning in the second quarter of 2007 and continue during the three year term. The value of the above shares was estimated using the Black-Scholes pricing model with the following assumptions: dividend yield of 0%, expected volatility of 60%, risk free interest rate ranging from 4.68% to 4.87%, and expected life of 3 years. The shares are subject to a two-year lock-up agreement and will vest in equal quarterly installments over the term of the agreement. Investor is restricted from selling any shares for the first two years of the term. If the agreement is terminated prior to the end of the term then the unvested portion of shares will be returned to the Company and the Company will have no further obligation to either Shamrock or his affiliate(s).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Under Section 14A:6 of the New Jersey Business Corporations Act, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our Certificate of Incorporation and Bylaws provide for indemnification. The provisions in our certificate of incorporation, bylaws and the New Jersey statute do not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under New Jersey law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our shareholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under New Jersey law. The provisions also do not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our present or future directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by New Jersey law, and that may provide additional procedural protection. The indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or proceeding involving our director/officer or involving any of our employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Item 25. Other Expenses of Issuance and Distribution.

SEC Registration Fee	3,531
Accounting fees and expenses	90,000
Printing and engraving expenses	10,000
Legal fees and expenses	50,000
Miscellaneous	10,000
Total	163,531

All amounts in the above table are estimated. None of the expenses will be paid by selling shareholders.

Item 26. Recent Sales of Unregistered Securities.

On October 3, 2006, we issued 25,000,000 shares of common stock in connection with the acquisition of Real Sport, Inc., and sold an aggregate of 9,999,999 shares of common stock to 6 accredited investors in a private placement at a per share price of $1.00. We paid to Hunter World Markets, Inc., as placement agent, a commission of 10% and issued five year warrants to purchase 3,000,000 shares of common stock, in connection with the private placement. On January 5, 2007, we issued 5,000,001 shares of common stock to Showtime Networks Inc. in a private sale of our securities at a per share price of $1.00. The securities were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The issuees also represented that they were acquiring the securities for their own account and a legend was placed on the stock certificates.

On April 3, 2007, we issued 320,000 shares of common stock to MMA Live Entertainment, Inc., an affiliate of Frank Juarez "Shamrock", for personal services provided by Shamrock to the Company. The securities were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

Item 27. Exhibits.

Exhibit No.	Exhibit Description

2.1
Share Exchange Agreement dated as of October 3, 2006 among the Company, Santa Monica Capital Partners II, LLC, Douglas DeLuca, Gary Shaw, Lifelogger, LLC, Pro Camp Enterprises LLC, Jarred Shaw, Hunter World Markets, Inc., and David Ficksman**

3.1
Certificate of Incorporation, as filed with the New Jersey Secretary of State on March 9, 1992, Certificates of Amendment to the Certificate of Incorporation filed with the New Jersey Secretary of State on January 26, 2001, September 25, 2006, September 27, 2006, September 29, 2006, October 27, 2006, December 5, 2006, and Certificate of Correction filed with the New Jersey Secretary of State on September 28, 2006**

3.2	Bylaws**

4.1
Registration Rights Agreement dated as of October 3, 2006 by and among the Company, Absolute Return Envelope Fund, European Catalyst Fund, Absolute East West Fund, Absolute Octane Fund and Absolute Large Cap Fund**

4.2
First Amendment to Registration Rights Agreement dated as of October 3, 2006 by and among the Company, Absolute Return Envelope Fund, European Catalyst Fund, Absolute East West Fund, Absolute Octane Fund and Absolute Large Cap Fund**

4.3	Form of Investor Warrant to purchase Common Stock on a pre-reverse split basis, issued October 3, 2006**

4.4	Form of Placement Agent Warrant to purchase Common Stock on a pre-reverse split basis, issued October 3, 2006**

4.5	Form of Bridge Warrant to purchase Common Stock on a pre-reverse split basis, issued October, 3, 2006**

4.6	Investor Warrant to Showtime Networks Inc. to purchase Common Stock, issued January 5, 2007**

4.7	Vested Warrant to Showtime Networks Inc. to purchase Common Stock, issued January 5, 2007**

4.8	Investor Rights Agreement dated as of January 5, 2007, by and among the Company, Showtime Networks Inc., Santa Monica Capital Partners II, LLC, Gary Shaw and Douglas DeLuca**

4.9	SNI Warrant to Showtime Networks Inc. to purchase Common Stock, issued January 5, 2007.**

5.1	Opinion of Troy & Gould

10.1
Securities Purchase Agreement dated as of October 3, 2006 by and among the Company, Absolute Return Envelope Fund, European Catalyst Fund, Absolute East West Fund, Absolute Octane Fund and Absolute Large Cap Fund**

10.2	Placement Agent Letter Agreement dated August 15, 2006**

10.3	Term Credit Agreement dated August 22, 2006**

10.4	2006 Stock Option Plan of the Registrant**

10.5	Form of Incentive Stock Option Certificate and Stock Option Agreement (Incentive Stock Option) of the Registrant**

10.6	Form of Non-Qualified Option Certificate and Stock Option Agreement (Non-Qualified Option) of the Registrant**

10.7	Consulting Agreement dated as of October 3, 2006, by and between the Company and Santa Monica Capital Partners**

10.8	Consulting Agreement dated as of October 3, 2006, by and between the Company and Legacy of Life Entertainment, Inc. for the services of Douglas DeLuca**

10.9	Consulting Agreement dated as of October 3, 2006, by and between the Company and Gary Shaw Productions MMA, LLC for the services of Gary Shaw**

10.10	Employment Agreement dated as of October 3, 2006, by and between the Company and William Kelly**

10.11
Distribution Agreement dated as of November 8, 2006 between the Company and Showtime Networks Inc. **
Portions of this exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

10.12	Agreement dated as of November 13, 2006 among the Company, Rumble World Entertainment, Inc. and Rumble World Entertainment, LLC**

10.13	Asset Purchase Agreement dated as of November 30, 2006, by and among Real Sport, Inc., the Company and Lifelogger LLC**

10.14	Unarmed Combatant Agreement dated as of December 1, 2006 by and between the Company and Frank Shamrock, Inc.**

10.15
Personal Services Agreement dated as of December 1, 2006, by and between the Company and affiliates of Frank Juarez “Shamrock” **
Portions of this exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for a confidential treatment.

10.16	Employment Agreement dated as of December 12, 2006, by and between the Company and Edward Hanson**

10.17	Securities Purchase Agreement dated as of January 5, 2006, by and between the Company and Showtime Networks Inc. **

10.18	Employment Agreement dated as of January 8, 2007, by and between the Company and Kelly Perdew**

10.19	Letter Agreement dated as of April 19, 2007, amending Exhibit A to Distribution Agreement dated as of November 8, 2006 between the Company and Showtime Networks Inc.

23.1	Consent of Troy & Gould; contained in Opinion filed as Exhibit 5.1

23.2	Consent of Gumbiner Savett Inc.

24.1	Power of Attorney contained on signature page hereto

** Previously filed.

Item 28. Undertakings.

The undersigned small business issuer hereby undertakes with respect to the securities being offered and sold in this offering:

The undersigned Registrant hereby undertakes that to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To including any prospectus by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	in any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

ii.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii.
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv.	any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by the small business issuer of expenses incurred and paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that it will:

i.
for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

ii.
for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

For the purpose of determining liability under the Securities Act to any purchaser, the undersigned small business issuer undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing this Amendment No. 3 to Form SB-2 and have authorized this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Los Angeles, State of California on April 24, 2007.

PRO ELITE, INC.

By:	/s/ DOUGLAS DELUCA
Name: Douglas DeLuca Title: Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DeLuca	Chief Executive Officer and Director	April 24, 2007
Douglas DeLuca	(Principal Executive Officer)

/s/ Edward Hanson	Chief Financial Officer	April 24, 2007
Edward Hanson	(Principal Financial and Accounting Officer)

*	Secretary and Director	April 24, 2007
Kurt Brendlinger

*	Chairman and Director	April 24, 2007
David Marshall

*	Director and President of EliteXC Live.	April 24, 2007
Gary Shaw

*By: /s/ Douglas DeLuca
Douglas DeLuca Attorney-in-Fact